FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 2, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF

Qualy
Sadia
CHESTER
Sadia
PERDIGÃO
Batavo
Elegê

THE WORLD WITH A BETTER TASTE

ANNUAL AND SUSTAINABILITY
REPORT 2011

Principal indicators |GRI 2.8|

R$ million	2006	2007	2008	2009(1)	2010	2011
Net sales	5,210	6,633	11,393	20,937	22,681	25,706
Domestic market	2,793	3,482	6,424	12,148	13,515	15,419
Exports	2,417	3,151	4,969	8,789	9,166	10,287
Gross profit	1,344	1,873	2,759	4,220	5,730	6,659
Gross margin (%)	25.8	28.2	24.2	20.2	25.3	25.9
Operating income	191	504	709	392	1,874	2,395
Operating margin (%)	3.7	7.6	6.2	1.9	8.3	9.3
EBITDA	456	803	1,159	1,166	2,635	3,244
EBITDA margin (%)	8.7	12.1	10.2	5.6	11.6	12.6
Net income	117	321	54	225	804	1,367
Net margin (%)	2.3	4.8	0.5	1.1	3.5	5.3
Adjusted net income	117	321	155	357(2)	804	1,582(3)
Adjusted net margin (%)	2.3	4.8	1.4	1.7	3.5	6.2
Market value	4,975	8,230	6,155	19,792	23,853	31,776
Total assets	4,829	6,543	11,219	28,384	27,752	29,983
Shareholders’ equity	2,105	3,226	4,111	12,996	13,637	14,110
Net debt	633	429	3,390	4,193	3,634	5,408
Net debt/EBITDA	1.39	0.53	2.92	3.60	1.38	1.70
Earnings per adjusted share -
R$ (3 and 4)	0.71	1.73	0.26	0.28	0.92	1.82
Number of shares	165,957,152	185,957,152	206,958,103	436,236,623	872,473,246	872,473,246
Number of treasury shares	430,485	430,485	430,485	1,226,090	781,172	3,019,442
(1) Pro-forma data for 2009, as if the incorporation of the association with Sadia had occurred on January 1, 2009.
(2) Net adjusted result – not considering the absorption of tax losses amounting to R$ 132 million due to the incorporation of Perdigão Agroindustrial S.A. in 1Q09.
(3) Net adjusted result – not considering the absorption of the forecasted loss of R$ 215 million in Income Tax with respect to the incorporation of Sadia S.A., expected to take place in 2012.
(4) Consolidated excluding shares held as treasury stock.

Vision		Values

To be one of the leading	Our values represent the basis for the development
food companies in the	of our businesses.
world, admired for its brands,	·	Integrity as the basis of any relationship
innovation and results,	·	Focus on consumer is a fundamental ingredient
contributing to a better		for our success
and sustainable world.	·	Respect for people makes us even stronger
	·	Developing people is fundamental to sustain our
growth
	·	High performance is what we strive for
permanently
Mission
	·	Quality in our products and excellence in our
To be a part of people’s		processes
lives by offering tasty foods,	·	Constant innovative spirit
with high quality, innovation	·	Sustainable growth
and at affordable prices	·	Global vision, local agility
anywhere in the world.	·	Commitment to diversity and the acceptance of differences
|GRI 4.8|

Contents

1	BRF	32	Increasing the focus of	48	Adaptation to climate change
2	Message from Management		sustainability in the value chain	49	Risks and opportunities
		33	Procurement policy	51	Consumption of resources
4	Total commitment to	35	Animal well-being
	sustainability			54	About the report
5	Strategic management	36	Promoting sustainable	55	Practices aligned with the Global
6	Competitive advantages		consumption		Compact
7	Investments	38	Products and services	56	GRI Reference Index
9	Corporate governance			59	Corporate information
13	Ethical behavior	40	Engagement with stakeholders
14	External commitments	42	Social investments
15	Awards
15	Risk management	44	Enhancing human capital
17	Operational performance	45	Employment
25	Economic-financial performance	47	Occupational health and safety
30	Shares as an investment	47	Training and education

Leader in the production of chilled
and frozen foods, the Company
has a portfolio of more than 3
thousand items.

     BRF is one of the largest food companies in the world and is the result of the merger between Perdigão and Sadia. It operates in the segments of poultry meats, pork and beef, specialty and frozen meats, margarines, pastas, pizzas and frozen vegetables as well as being one of the leading milk collectors and dairy product processers in Brazil. It operates 61 plants in Brazil, five in Argentina, two in Europe (Plusfood) and, by the end of 2012, is expected to unveil a processed products plant in the Middle East. Its operational structure is supported by 42 distribution centers of specialty and chilled frozen products supplying 98% of the country as well as consumers in 140 countries. BRF also has 19 overseas commercial offices and a portfolio of clients across the five continents. |GRI 2.1, 2.3, 2.7, 2.5|

     The Company is a leader in the production of chilled and frozen foods and has a portfolio of three thousand items. Its principal raw material inputs are grains, live animals and milk. From these protein-based products are manufactured for example: in-natura meats, prepared and processed products, ready-to-eat meals, processed dairy products, pastas, pizzas and other processed items including margarines and frozen vegetables which bear the names of household brands such as Sadia, Perdigão, Batavo, Elegê and Chester among others. |GRI 2.2|

     The third largest exporter in Brazil and a leader in world sales of chicken meats, the Company confirms its vocation as a major currency generator for Brazil. Total sales amounted to 6.2 million tons of products and net sales of R$ 25.7 billion, 60% originating from domestic market business and 40%, exports. BRF is also notable for being one of the largest employers in Brazil, ending the year with 120 thousand direct employees. |GRI 2.8|

     In 2012, in parallel to the merger between Sadia and Perdigão, there were developments in the international segment of the business during the year. In Argentina, the Company acquired corporate control of Avex, with operations in poultry farming, and the Dánica Group, which operates two plants and has activities in the markets for margarines, mayonnaise, sauces and yeasts as well as baking additives and creams, and specific hydrogenated vegetable oils for the food industry. |GRI 2.9|

     A publicly listed company since 1980, BRF’s shares (BRFS3) began trading on BM&FBovespa’s Novo Mercado in 2006, a segment which lists those companies with high standards of corporate governance, mechanisms for protecting shareholders and absolute compliance with the best practices in information disclosure. The Company’s securities are also traded on the New York Stock Exchange (NYSE –BRFS, Level III ADRs). Given BRF’s commitment to sustainability of the businesses, it has been a component of BM&FBovespa’s Corporate Sustainability Index (ISE) since 2005. |GRI 2.6|

     BRF received approval for this association from the Brazilian anti-trust authorities - the Administrative Council for Economic Defense (CADE) - on July 13, 2011. Approval was made conditional on compliance with the Performance Commitment Agreement (TCD) for the sale of assets consisting of ten processed food and four animal feed plants, two pork and two poultry meat processing units, 12 chicken breeder stock farms, two poultry hatcheries and eight distribution centers.

Association of BRF and Sadia|GRI 2.9|

     The agreement also requires that the Company sell the Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana and Delicata brands. In addition, BRF has undertaken to temporarily suspend the commercialization of the Perdigão and Batavo brands for some product categories. Based on analysis of results announced for 2010, the agreement with CADE to sell assets and brands represents revenue of R$ 1.7 billion with a corresponding volume of 456 thousand tons of in natura, elaborated and processed products together with items in the festive products line and margarines. Suspension of categories of the Perdigão and Sadia brands represents further sales revenue of R$ 1.2 billion.

     In December 2011, these assets were negociated with Marfrig, the asset exchange agreement being signed on March 20, 2012. In exchange, BRF will receive total shareholding control of Quickfood S.A. (which will be restructured in accordance with the agreement) in Argentina, equivalent to 90.05% of the capital stock, and an additional cash payment of R$ 350 million.

Annual report 2011 / 1

MESSAGE FROM

MANAGEMENT |gRI 1.1|

With CADE’s approval of the
merger between BRF and Sadia,
we have made progress in building
a solid Brazilian transnational.

     The year of 2011 is one to be commemorated for its intense activity, challenges and many important achievements – part of the process of building a major company born from the merger of two companies with a track record of more than 70 years.

     With the approval of the merger between BRF and Sadia by the Administrative Council for Economic Defense (CADE) in July, we have advanced in the direction of building a solid Brazilian multinational in the food sector - cause for satisfaction and pride among our entire team.

     In 2011, we were confronted with a hostile scenario in the export market with the deceleration in several of the world economies and the continual appreciation of the Real. Our costs also came under pressure as a result of the rise in commodity prices and an increase in payroll above inflation. However, it was exactly in this inclement environment that we succeeded in ending the year with excellent results given the momentum, clear evidence of the Company’s major potential going forward and this in spite of the delay during a part of the year before receiving the final report on the merger from the anti-trust authorities.

     Net sales amounted to R$ 25.7 billion, 13.3% greater than in 2010, closing 2011 with an output equivalent to 6.2 million tons of products. Cash generation expressed as EBITDA grew 23.1%, reaching R$ 3.2 billion. Net income reported year-on-year growth of 97% reaching R$1.6 billion adjusted for a provision for the incorporation of Sadia S.A., scheduled to take place in 2012. These results have been made possible thanks to the capture of synergies from the merger, swift remedial action in the face of cost increases, the penetration of our brands and our widely dispersed distribution network in the domestic market.

     We continue to invest heavily in Brazil and to move forward with our internationalization through selective acquisitions and the construction of a plant overseas. Out of investments of R$ 1.9 billion during the year, we allocated R$ 260.2 million to new businesses, including acquisitions.

     We see great potential in the Argentine market and its vocation for agribusiness and for this reason, have expanded our operation in Argentina through the intermediary of the BRF unit. This will be in addition to the existing Sadia businesses and the two acquisitions made during the year, Avex and the Dánica Group. We will also absorb the processed division of Quickfood and with it, the Paty brand (absolute leader in its category) to be received from Marfrig in exchange for the assets which we shall transfer during 2012 as part of the agreement signed with CADE.

     During the year, we took the decision to build a processed products plant in the United Arab Emirates, a region strategic to our internationalization process. Forecast to be unveiled in early 2013, this unit will be important in consolidating the Company’s share of the Halal-related products market. Local production capacity will allow us to offer flexibility and adapt our products to regional and cultural demands and also expand the food service and retail portfolio enabling closer proximity to the region’s consumers.

     The Company is also expanding its horizons in Asia. In addition to opening a sales office in China, we have constituted a joint venture with Dah Chong Hong Limited. This operation will allow us to distribute our products in the Chinese market, process meat at local units, disseminate the Sadia brand and enter the retail and food channels. There are also plans before the end of 2013, to build a plant in China.

2 / BRF

BRF 2011 in numbers
•	Net sales – R$ 25.7 billion	•	Third largest Brazilian exporter
•	Market value – R$ 31.8 billion	•	Leader in global protein production with a
•	Slaughter of 7.1 million head of poultry/day	•	9% share of world trade
•	Slaughter of 43.6 thousand head of hogs	•	135 thousand people attended through the
	and beef cattle/day		Company’s social outreach programs
•	Responsible for 20% of the world poultry	•	61 product units in Brazil and 7 overseas
	trade	•	42 distribution centers in Brazil
•	120 thousand employees	•	19 overseas offices

     From the point of view of organizing our operations, the year was particularly notable for the unification and modernization of IT systems (SAP). We have also standardized processes and implemented a structure to monitor projects/synergies (PMO), which has permitted us to make advances in the merger process and to effectively operate as a single company with all that this represents in the administrative, commercial, manufacturing, human and behavioral areas.

     We have made progress in the capture of synergies post merger, achieving a gross gain of R$ 702 million in 2011 (R$ 562 million of net synergies before tax and participations) in a period in which we were still operating with the companies on only a partially unified basis.

     New challenges lie ahead, inherent to the current stage of our business and arising from a macroeconomic scenario which remains volatile, principally in the overseas market. However, in the domestic market we see a positive outlook both in the traditional retailing area as well as in the food service business, notwithstanding the first half of 2012, when we expect to see continued adaptations due to the implementation of the Performance Commitment Agreement with CADE.

     In parallel, we will continue to pursue projects which seek to capture synergies and efficiency gains while investing substantially in improvements to the commercial, logistics and innovation areas. We will be working on this in juxtaposition with the formation of the new Company’s internal culture which also involves the integration of customs, values and credos of the countries where we are developing new businesses.

     Again, we are developing our commitment to building a better society, implementing at all stages of the production chain the mission to promote sustainability and improve the relationship with our stakeholders. It is in this spirit that we are developing actions of socio-environmental responsibility notably in the form of control of emissions, reduced water consumption and an enhanced relationship with the communities surrounding our operations. Our commitment is to local development based on initiatives identified and conducted jointly with community representatives. Such initiatives are in alignment with the principles of the Global Compact, to which the Company subscribes, in relation to human rights, labor rights, the environment and combating corruption.

     The Company has improved the opening of the segments in which it operates segregating those for the domestic market, export market, food service and dairy products in line with its governance policy, the objective of which is transparency of the businesses and accountability in the rendering of corporate information.

     Results to date show that we are on the right track and prepared to overcome the challenges that we will certainly face if we are to achieve our ambitions. In pursuit of these conquests, we are counting on a team driven by a commitment to the Company and guided by the ethical convictions which are enshrined in our organizational culture. These are characteristics which make the difference in scaling even greater heights in the global food market.

Nildemar Secches

Chairman of the Board of Directors

José Antonio do Prado Fay

Chief Executive Officer

Annual report 2011 / 3

BRF

HAMBÚRGUER
PERDIGÃO
defumado
HAMBÚRGUER
Queijo Prato
Sadia
BACON em FATIAS
Sadia

4 / BRF

COMMITMENT TO SUSTAINABILITY

Strategic management

Internationalization is at the core of the Company’s strategic plan with a combination of organic growth and acquisitions.

     The Company’s strategic direction is a function of the BRF 15 plan which sets out the objectives to be reached by 2015. The core objective at the end of the period is to be one of the largest world class international food companies, admired for its brands, innovation and results.

     For this reason, BRF has to build a global culture and a broad portfolio of products able to meet the needs of the consumer in all the countries in which it operates. The Company’s aim is to participate in the lives of people by offering them tasty food with quality, innovation and at accessible prices on a worldwide basis.

     Concomitantly, the Company expects to double its sales in relation to 2010, equivalent to about R$ 50 billion in revenue.

     The core of BRF 15 is represented by premium brands and products, a diversified product portfolio, a continuing advance up the value chain, a high performance corporate culture, ample access to consumers, operational efficiency, an increase in the scale and scope of the business, financial discipline, total adherence to corporate governance standards, an integrated business model, experienced managers and unbeatable leadership in costs.

Growth

     The Company’s development will be through a combination of organic growth and acquisitions – focusing principally on the overseas market where a number of opportunities for expansion have been identified. Investments in expansion are currently underway in a number of strategic countries in the Middle East, Latin America, Europe, Asia and Africa. Specific plans have been prepared for each region and in order to diminish the volatility of export margins.

     BRF aims to underscore its leadership position in the domestic market through the consolidation of the current businesses and especially through innovation. It will be revising the business model for some of the areas, redefining the portfolio of the sales team as well as maximizing the flexibility of the brands to expand the product mix in line with the Performance Commitment Agreement (TCD) signed with CADE.

     One example is the expansion of the Sadia brand into the dairy products segment with the launch of Sadia-branded cheeses. Another is the identification of opportunities for optimizing operations so that within a short period production capacity sold off under the CADE agreement – equivalent to 12% of the volume of processed items produced in the domestic market - can be recovered.

     In 2012, the integration of all areas involving the merger of BRF with Sadia will be completed, allowing the capture of synergies flowing from the association. A total of R$ 1 billion in net synergies is forecast between fiscal years 2012 and 2013. In 2011, when the Company was operating on a partially integrated basis, gross synergies captured were R$ 702 million (R$ 562 million net). Particularly outstanding in this context were projects for integrating the supply areas of BRF and Sadia, and commercial initiatives and technical projects.

     The Company is preparing an aggressive campaign for enhancing and consolidating the BRF corporate brand in 2012. In addition, the intention is to expand the project for repositioning the consumer product brands under the Company umbrella aimed at long-term activities and highlighting such functions as healthiness and sustainability. All these initiatives will help to offset the impact of CADE’s for authorizing the merger under which the Company has been obliged to sell some of its brands.

Annual report 2011 / 5

Sustainability integrated to strategy |GRI 1.2|

     For BRF, sustainability is an integral part of its strategy and is incorporated into its mission statement, vision and its values. More than just preserving the environment or generating employment, the Company believes that it must act in a differentiated manner in the market, working daily on the basis of a set of guidelines, practices and initiatives for achieving positive results simultaneous to economic-financial, environmental and social aspects.

     In the light of this vision, BRF has established six priority pillars which permeate its business strategies, contributing to the construction of a global food company. The pillars were defined by taking into consideration BRF’s main impacts on society as well as its ambitions aligned to the BRF 15 strategic plan.

     In 2011, a sample of key stakeholders was invited to assess the evolution of BRF in the context of the six pillars. Stakeholder opinion contributed to some important definitions for actions such as expanding the dissemination of sustainability practices along its supplier chain. The reformulation of the Sustainability Committee was another initiative, involving the participation of the vice presidents, for discussion of issues critical to the theme.

     Practices were also consolidated, among these the definition of specific sustainability indicators for each executive division and the consolidation of stakeholder engagement with the validation of sustainability pillars. In 2012, the Company will continue to pursue its projects in this field by, for example, increasing the emphasis on sustainability criteria in investment decisions and identifying and reducing the principal social and environmental risks along the value chain through self-assessments and supplier audits.

Competitive advantages |gRI 2.2, 2.3|

Corporate differentials assure an outstanding position in the Company’s chosen market, providing better conditions for expansion of the businesses.

  BRF’s physical structure, operational capacity, brand penetration and human capital are largely responsible for the Company’s overall competitive edge. These factors, combined with an analytical capacity and strategic definition, are instrumental in the Company occupying an outstanding position among its competitors and giving it more advantageous conditions to maximize the opportunities for expansion of the business.

     Brands – Portfolio brand architecture permits the Company to operate in premium markets and in all age groups, the Sadia, Perdigão, Chester, Batavo and Elegê brands, among others, being quality benchmarks. BRF has gained penetration in the overseas market thanks to Sadia, a name known worldwide and one of the most valuable brands in Brazil, and the recently acquired Dánica and Avex businesses. In 2011, studies were accelerated for repositioning the brands. The first project involving Batavo evolved out of actions to raise awareness of waste and recycling, both themes incorporated in the Batavo World (Mundo Batavo) campaign.

     Innovation and technology – BRF offers more than three thousand products to consumers and in its strategic plan, the objective is that it should be increasingly seen as a company with a broad-based processed foods portfolio. An Innovation Center is under construction in Jundiaí (SP) for unifying the research and development structures and this should go into operation in 2012. An innovative capacity is instrumental in enhancing the offer of items to meet the various requirements and demands of consumers and clients and to introduce changes and improvements in practices and processes. The Company is now operating a new IT management platform developed to unify the operations of Perdigão and Sadia.

     Logistics – The supply chain serves more than 140 thousand clients directly throughout Brazil and is responsible for making approximately 500 thousand deliveries/month. In addition, BRF transports about 6 million tons of products per year, shipping an average of 8 thousand containers every month. The Company also exports to 140 countries,

6 / BRF

administers 10 thousand active contracts, works with more than 15 thousand suppliers and purchases 200 thousand different items. BRF uses different logistics modals with coastal shipping having recently become an increasingly important transportation medium.

     Production structure – At the end of 2011, BRF had 68 plants in Brazil and overseas and enjoyed a competitive advantage thanks to the geographical location of its production units and operational structure. These characteristics combined with a management model focused on optimization of plants, resources and processes permit operations with frequent gains in efficiency, productivity and quality.

     Distribution Network – BRF is one of the few companies with a proprietary distribution network able to deliver refrigerated and frozen products practically throughout Brazil. In addition, it is upgrading its overseas reach through the development of its own network in Europe and in Latin America (Argentina, Paraguay, Uruguay and part of Chile). The signing of the joint venture with the Chinese company Dah Chong Hong Limited will permit the distribution of products in Hong Kong, Macau and continental China. Another factor enhancing the logistics system is the synergy in the distribution of Perdigão and Sadia products. Options are being developed for integrating refrigerated dairy products using the same distribution chain.

Human capital – Its most important asset, the employees, is fundamental in the process of creating the new Company and in the growth of its businesses. Imbued with a spirit of doing things differently and committed to BRF 15, the management team is preparing to operate in a new culture combining the best of both Sadia and Perdigão. Management is highly experienced and professional, some members of the team having been in the organization for more than 10 years.

     Management – BRF adheres to the best market practices and has an outstanding capacity for operating in complex environments – witnessed in the way the Company was managed in 2011, a year marked by challenges arising from the merger and the economic scenario. Increased raw material costs, currency volatility, integration of systems and other adversities were not enough to prevent BRF from reporting positive results. Integrated management is supported by advanced technology platforms based on the SAP system and systems aligned to international environmental, health, safety and quality rules.

Investments BRF allocated R$ 1.9 billion to projects of modernization and expansion of capacity, revamping of the portfolio and acquisition of overseas assets.

The Company is committed to sustained growth as outlined in the 2015 Strategic Plan. BRF allocated R$ 1.9 billion to investments, a year-on-year increase of 84.1% to projects for modernization and expansion of the production units, upgrading the product portfolio, updating IT systems and innovation as well as the acquisition of overseas assets. Investments were also made in the domestic dairy products business including R$ 279 million applied in manufacturing improvements with a view to extracting additional synergies.

     Investments in Capex – Investments amounted to R$ 1.4 billion, 105% higher, directed mainly to projects involving productivity, improvements, increased capacity and automation at industrial units in the South and midwest, as well as for new plants in Lucas do Rio Verde(MT) and Vitória de Santo Antão (PE). The Company’s outlay for replenishing poultry and hog breeder stock was more than R$ 492 million, an increase of 41%.

New Businesses – Investments in new businesses amounted to R$ 260.2 million. BRF allocated R$ 188 million to the acquisition of a shareholding stake in Avex and for the control of the Dánica Group, both based in Argentina. Additional investments were made in the Plusfood plant in the Netherlands for ramping up capacity and improving productivity.

     In addition to the announcement of an investment in a new plant in the Middle East and the new joint venture in the Chinese market, in Brazil, the Company acquired Heloísa, a company focused on dairy products. It also exercised an option to buy Copercampos, investments in which had already been anticipated as a result of the ongoing partnership in hog slaughtering and pork meat processing.

     Logistics – The Company has established an international supply chain structure with offices in the Middle East, Latin America and in China. In Brazil, a further R$ 82 million was injected into the distribution

Annual report 2011 / 7

centers for improvements in performance, notably for automation and rationalization of processes. Additional expenditures were made in staff training and skills upgrading.

     Information Technology – As a result of investments in processes, the Company was able to merge the management platform of BRF and Sadia - critical to the capture of synergies identified with the unification of the two companies. Approximately R$ 98.9 million in 2011 was expended on the installation for the improvement and integration of projects involving about 300 people on a full time basis over a period of 18 months.

     Environment –Investments in the environment amounted to R$ 146.2 million, particularly for waste disposal, treatment and mitigation (51% of the total) and prevention and management (24%), which includes investments in projects, new technologies, energy efficiency gains and atmospheric emissions reductions.

Environmental investments |GRI EN30|

R$ million	2009	2010	2011
Prevention and management	21.1	24.3	37.8
Allocation, treatment and mitigation	66.5	74.0	80.2
Investment in forestry plantation(1)	24.2	45.8	28.2
Total	111.8	144.1	146.2
(1) Until 2010, total values for projects and forests were considered. In 2011, the criterion used is the total value expended in the year. There is no change in the metric for treatment of effluent and disposal of waste.

Perspectives

     In 2012, the Company is to accelerate its investments, principally those where execution was contingent on the approval of the merger by the anti-trust authorities. In this context, it is planning to increase the number of new products in the market compared with 2011.

     Among the objectives for the international market, BRF plans to expand and improve the portfolio, increase the volume of processed products, ramp up the share in the retail market and in food services and increase the proprietary distribution network. The process involving the future opening of a plant in China should replicate the model employed in the Middle East. On the logistics front, the Company will be seeking new suppliers in Eastern Europe and Southeast Asia.

8 / BRF

Corporate governance

Ethics, transparency and equitability are the pillars of the corporate governance model based on the best international practice.

     BRF was the first company in the food and beverages sector to adopt BM&FBovespa’s Novo Mercado regulations. Its corporate governance model rests on the three pillars of ethics, transparency and equitability. The Company adheres to best practices by maintaining exclusively common shares; equality of rights, a premium in the event of public offerings of shares and mechanisms for investor protection; prohibition on shareholders and executives exploiting advantages arising from access to insider information; securities trading and disclosure of material facts policies and arbitration as a more agile and specialized manner for solving conflicts of interest. |GRI 4.6| BRF signed up to BM&FBovespa Novo Mercado regulations on April 12, 2006, adhering to the Market Arbitration Panel as enshrined in the commitment clause in its Bylaws.

     BRF is a widely-held company with securities trading on the São Paulo (BM&FBovespa – BRFS3) and New York (Level III ADRs -BRFS) stock exchanges. Given its presence in two markets, the Company’s financial statements comply with international accounting principles (IFRS) and the Financial Report Internal Control System (SCIRF) based on the Sarbanes-Oxley (SOX) Act.

     The Board of Directors approves the Company’s results quarterly and these are published according to IFRS accounting principles. The Board of Executive Officers meets monthly to monitor overall performance on the basis of indicators proposed by Brazilian and international institutions such as Global Reporting Initiative (GRI) guidelines. BRF has a Governance, Sustainability and Strategy Committee, which advises the Board of Directors, and an Executive Sustainability Committee manned by vice-presidents for evaluating and monitoring performance in addition to sustainability risks and opportunities. |GRI 4.9| The Company seeks to ensure transparency in the relationship with the market by offering a continually updated investor relations website (www.brasilfoods.com/ir), disclosure of material information, promotion of meetings under the auspices of associations such as Apimec – Association of Capital Markets Analysts and Investment

Professionals. BRF also holds quarterly conference calls, national and international road shows, one-on-one meetings, attends requests from the principal financial institutions for investor meetings and maintains a specialized team for handling personal investors.

     Governance bodies include the General Shareholders’Meeting, the Board of Directors, the Fiscal Council which accumulates the functions of an Audit Committee, advisory committees to the Board of Directors and the Board of Executive Officers. |GRI 4.1|

Shareholders’ meetings

     The meetings are held with quorums in excess of 70% of shareholders. Participation is encouraged by a direct approach to the investors and by the dispatch of the reference manual in which the reasons for the meeting are listed together with an explanation of the importance of shareholder participation and general guidance on the process. The shareholders’meetings approve financial statements, incorporations and other matters, elect the Board of Directors and the Fiscal Council and approve management compensation, among other activities. |GRI 4.4|

Annual report 2011 / 9

Board of Directors

     The Board of Directors was elected in April 2011 for a two-year term of office and is made up of ten members. In line with best practices, the chairman of the Board of Directors has no executive functions. Seven directors are independent proportionally exceeding the 20% minimum recommended by Novo Mercado regulations. The concept of an independent director is also defined in these regulations. |GRI 4.2, 4.3|

Qualifications necessary to be a member of the Board are enshrined in the Company’s Bylaws and include such aspects as: an exemplary reputation and a prohibition on holding posts on the boards of competitors or those companies where there would be a conflict of interests. The Board of Directors is evaluated by a tailor-made process designed and implemented by a specialized and independent consultancy. BRF uses a tool for formally appraising individual performance of both members of the Board as well as the committees and the Chief Executive Officer. The Board of Executive Officers is appraised using an internal process ratified by management. |GRI 4.7, 4.10|

Member	Position
1. Nildemar Secches	Chairman (Independent member)
2. Paulo Assunção de Sousa	Vice-Chairman
3. Allan Simões Toledo	Member
4. Décio da Silva	Independent member
5. José Carlos Reis de	Independent member
Magalhães Neto
6. Luis Carlos Fernandes Afonso	Member
7. Luiz Fernando Furlan	Independent member
8. Manoel Cordeiro Silva Filho	Independent member
9. Pedro de Andrade Faria	Independent member
10. Walter Fontana Filho	Independent member

10 / BRF

Committees|GRI 4.1|

     Since 2006, BRF has installed advisory committees to the Board of Directors made up of members of the Board and the Board of Executive Officers. In 2011, the following committees were active:

     Governance, Sustainability and Strategy Committee – This has an advisory role in relation to: Company practices of corporate governance; strategies of the Company; strategic guidelines and planning; annual and multi-annual investment budgets; opportunities for investments in new businesses and/or divestments; mergers, spinoffs and acquisitions; management system; institutional and socio-environmental responsibility policies and activities; monitoring of the work of the Audit Committee and the Sarbanes Oxley-mandated Internal Controls and Disclosure Committee pursuant to US Securities Exchange Commission (SEC) requirements.

     Finance and Risks Policy Committee – Accountable for advising on: corporate and financial risk policies; funding policies; the Company’s processes for internal financial and accounting controls systems; shareholders remuneration; and a suitable capital structure.

     People Committee – Has a consultancy function for monitoring: execution of the human resources policy; criteria for compensating the Board of Executive Officers, including short and long-term investment plans; targets and criteria for appraising the performance of the Board of Executive Officers; monitoring the succession plan for the Board of Executive Officers.

     Best Practices Committee – Responsible for monitoring the processes for synergies resulting from the merger and for evaluating returns from the Company’s new projects.

Committee	Members
Governance, Sustainability	Allan Simões Toledo
and Strategy Committee	Décio da Silva
José Carlos Reis de Magalhães Neto*
Nildemar Secches
Finance and Risk Policy	Leopoldo Viriato Saboya
Committee	Luís Carlos Fernandes Afonso
Luiz Fernando Furlan
Manoel Cordeiro Silva Filho*
People Committee	Paulo Assunção de Souza
Pedro de Andrade Faria
Walter Fontana Filho*
Best Practices Committee	Luiz Fernando Furlan
Nildemar Secches
Walter Fontana Filho*
Senior Advisory Council	Wang Wei Chang
*Coordinators

Agency	Rating	Outlook
Fitch	BBB-	Stable
Standard & Poors	BBB-	Stable
Moody’s	Baa3	Stable

Fiscal Council/Audit Committee

     Made up of three members, one of whom a financial specialist, this committee meets monthly and when necessary, participates in joint meetings with the Board of Directors. In accordance with United States legislation, the Fiscal Council also performs the role of Audit Committee.

Name	Position
1. Attilio Guaspari*	Independent member
2. Decio Magno Andrade	Member
Stochiero
3. Manuela Cristina Lemos Marçal	Member
*Financial specialist

Annual report 2011 / 11

Board of Executive Officers

     The Board of Executive Officers is made up of 11 members directly subordinated to the Board of Directors. The Board is responsible for the management of the businesses according to the strategic guidelines laid down by the executives and approved by the Board of Directors. In July 2011, following approval of the merger, Ely David Mizrahi and José Eduardo Capral Mauro, took office as vice presidents for Food Services and Domestic Market, respectively.

Name	Position
1. José Antonio do Prado Fay	Chief Executive Officer
2. Antonio Augusto de Toni	Vice President – Export Markets
3. Ely David Mizrahi	Vice President – Food Services
4. Fabio Medeiros Martins da Silva	Vice President – Dairy Products
5. Gilberto Antonio Orsato	Vice President – Human Resources
6. José Eduardo Cabral Mauro	Vice President – Domestic Market
7. Leopoldo Viriato Saboya	CFO, Administration and Investor
Relations Officer
8. Luiz Henrique Lissoni	Vice President – Supply Chain
9. Nelson Vas Hacklauer	Vice President – Strategies, New
Businesses
10. Nilvo Mittanck	Vice President – Operations and
Technology
11. Wilson Newton de Mello Neto	Vice President – Corporate Affairs

   Compensation

     The members of the Board of Directors enjoy fixed compensation conditional on their participation in board meetings. The members of the Fiscal Council/Audit Committee receive set compensation - in accordance with the participation in the meetings - amounting to R$ 0.41 million in 2011.

     Total compensation paid to the executive board was R$ 21.8 million comprising fixed and variable portions, the latter contingent on meeting targets and performance indicators during the fiscal year. The decision on the amount of variable compensation takes into account the performance of the executive in relation to individual and collective targets incorporated in the strategic and budget plan and linked to general productivity indicators of the Company and/or the respective area of activity, in addition to indicators for optimization of resources and management of people. Monitoring of these indicators is an ongoing process throughout the fiscal year and the control of Financial Control and Human Resources, being validated by the Board of Directors following publication of the annual results. |GRI 4.5|

12 / BRF

Ethical behavior |gRI 4.8|

The Code of Ethics and Conduct was revised and republished in early 2012, encouraging the adherence to basic values as a guide to behavior and attitudes.

     BFR deems issues such as integrity, ethics and the combat of any type of corruption as extremely important. In this context, its operations are guided by a Code of Ethics and Conduct revised and republished in early 2012 following the merger of Perdigão and Sadia. In this publication, the Company sets out clearly what it expects in the conduct of each professional, encouraging members of management and staff to adopt behavior and attitudes guided by basic values and ethical guidelines. Such guidelines cover questions of conflicts of interest, use of proprietary information, relationship with internal partners, suppliers and clients, among other themes.

     Infringements of the Code’s ethical principles and guidelines may be communicated through the Whistle-blowing Channel –e-mail: denuncia@brasilfoods.com and by calling: 0800.702.7014 (in Brazil) and 55.11.3466.8510 (international). Any type of alleged infringement may be communicated anonymously irrespective of its nature: corruption, improper behavior, drug or alcohol abuse or any other problem which might threaten the integrity of BRF and its stakeholders.

     Whistle-blowing on matters covered by the Sarbanes-Oxley Act with respect to possible irregularities or improprieties in accounting records, internal controls of an accounting nature and auditing matters must be submitted directly to the Company’s Audit Board by e-mail to comitedeauditoria@brasilfoods.com, or via correspondence.

     The conduct expected of each one is also shown and explained in the New Employees Induction Program when time is allocated for raising the matter of the Code of Ethics. All employees sign an undertaking accepting responsibility for complying and ensuring full and permanent adherence to the guidelines and ethical principles on which in-house and external relations are based.|GRI SO3| The Internal Audit assesses the suitability of internal controls and investigates allegations and/or evidence of eventual procedures not in accordance with normal practices and the Code of Ethics and Conduct at the business units (143 at the end of 2011 involving the processing plants, distribution branches, dairy product units and animal feed plants). In 2011, the Internal Audit area undertook work involving about 100 of the Company’s sites. Completion of inspections at the remaining units involves a schedule which could take more than a year albeit these units are subject to remote ongoing surveillance throughout the year. |GRI SO2| In 2011, a specific Code of Conduct was published for suppliers. It consolidates the separate guidelines of Perdigão and Sadia in a single document and clarifies the expected behavior of a company wishing to become a BRF partner. The target is to end 2012 with the leading 40% of key suppliers fully aware of the new norms and by 2015, to have 80% of the group in these conditions.

Conformity

     In 2011, the Company reported 39 events related to environmental issues of which five involve judicial processes. Over the course of the year, BRF was sentenced to pay fines amounting to R$ 714 thousand due to 16 administrative sanctions. It received two warnings (non-pecuniary sanctions) and signed four Conduct Adjustment Agreements (TAC), of which two resulted in fines totaling R$ 768 thousand. |GRI EN28| In December 2011, the Company began a Regularization of Obligations Project for verifying and regularizing all unit licenses including environmental licenses and related conditions. As a result, eventual non-conformities will be verified and handled accordingly by setting criteria and deadlines for resolving the problems.

     In the light of labor actions, the Company received fines amounting to R$ 4.2 million, R$ 2.7 million being paid during 2011. No sanctions of a non-monetary nature arising from actions of this nature were recorded. |GRI SO8|

Annual report 2011 / 13

External commitments

|gRI 4.12|

     To underscore its commitment with sustainability, the Company participates in initiatives promoted by organizations, institutes and entities aligned to its six pillars of sustainability. Among these names the following are of special note:

Initiative	Purpose
Global Compact (ONU)	Adopt the ten principles related to human rights, labor rights, environmental protection and anti-corruption.
Millennium Development Goals (UNO)	Collaborate with the global objectives for eradication of hunger and poverty; quality education for all; non-discrimination; reduction in infant mortality; improved maternal health; combating disease; quality of life and respect for the environment; and decent work for all.
Business Pact for Integrity and against Corruption	Adopt ethical standards in the relationship with government.
National Pact for the Eradication of Slave Labor	Combat forced labor (or analogous to slavery) in the operations of BRF and at its suppliers.
Choices International Foundation	Develop healthier products that carry the My Choice Seal in line with World Health Organization (WHO) criteria.
Brazilian GHG Protocol Program	Lists atmospheric emissions inventory which cause the greenhouse gas effect.
Carbon Disclosure Project (CDP)	Includes the greenhouse gas emissions inventory in CDP global database.
Sustainable connections/Cattle ranching Pact	Collaborate with the conservation of the Amazon region through the non-association with suppliers that conduct illegal deforestation.
Right Direction Program	Combating the sexual exploration of children and adolescents on Brazilian highways, principally through engaging contracted transportation companies.

Associations

     In addition, BRF participates in the following organisms and associations: |GRI 4.13|

     Brazilian Business Council for Sustainable Development (CEBDS) – A coalition of the leading domestic business groups, it is the Brazilian representative of the World Business Council for Sustainable Development (WBCSD). It incorporates 185 multinational groups, members of a global network of 50 national councils which are working to disseminate a new way of doing business around the world. The Company became a member in January 2012.

     Institutes, Foundations and Companies (Gife) – A network of organizations of business, family, independent and community origin which invests in projects of a community nature. It contributes to sustainable development in Brazil through political-institutional support and sponsoring of strategic actions of private sector corporate investors. BRF has been a member through the Sadia Institute since 2007.

     Ethos Institute for Companies and Social Responsibility – A not-for-profits organization for fostering socially responsible business management with a view to a fair and sustainable society. The Ethos Institute provides a medium for exchanging knowledge and experiences and the development of tools for assisting companies to analyze their management practices and enhance their commitment with social responsibility and sustainable development.

     Comunitas – In 2011, the BRF Institute became a member of this organization which is designed to promote the social development of Brazil through the engagement of various sectors of society, stimulating and encouraging collective activities for confronting the challenge of social inequality and the promotion of a more sustainable Brazil. The initiative is aligned with the objectives of collaborating with community development.

14 / BRF

Awards

|gRI 2.10|

Awards and highlights	Reason	Institution
Best Investor Relations by a Latin American	BRF is one of the best Investor Relations for Latin	IR Magazine US Awards
Company in the US Market	American companies in the American market.
Best Companies for Shareholders in the category:	Corporate Governance (highest attributed score –	Capital Aberto magazine
market value higher than R$ 15 billion	10); liquidity; creation of value; return on shares and	in partnership with Stern
	dividends; and sustainability.	Stewart do Brasil and
the Fipecafi Center for
Governance Studies
Best CEO, CFO, IR Executive	Best Executives for the LA Food sector according to the opinion of investors and analysts.	Institutional Investor
IR Team and IR Program	Best in the LA Food Sector according to the opinion of	Institutional Investor
investors and analysts.
SESI Award	BRF is awarded in the Innovation and Safe and Healthy Working Environment categories.	SESI/FIESC
Meu Menu	1st place in the Ready-to-Eat category.	Product of the Year
Top of Mind 2011	For the seventh consecutive year, Elegê is the most	Amanhã magazine
recalled brand of milk among consumers in the state
of Rio Grande do Sul.
Company of the Year (Food)	Elected company of the year in the food category.	IstoÉ Dinheiro
Sustainable Management Forum	Maximum Highlight Certificate with In-house	Anuário Expressão
Stakeholders.
Top of mind-Qualy margarine	20 years from its launch, Qualy Margarine is for the	Folha de São Paulo newspaper
sixth time Top of Mind in its category in the Folha’s
survey.

Risk management

Management practices and policies and minimization of the effect of risk factors on results.	BRF’s risk management policy is robust, modern and incorporates protection initiatives which also benefit shareholders, suppliers, consumers and the environment. It regulates the behavior expected of the Organization at all stages of the production chain from the stage of forecasting demand to the post-selling phase.

     The policy is conducted in a participative manner involving all areas and is constantly updated – reflecting a market in continuous transformation. Regular reports are supplied to the Board of Directors which evaluates and approves content and establishes strategic guidelines.

     Financial – The Financial Risk Management Committee advises the Board of Executive Officers and the Board of Directors on the

    Annual report 2011 / 15

execution of risk protection and management policy. This instrument is notable for its advanced format and systematization of controls for managing critical elements which can affect the business such as interest rate fluctuations, currency variation and commodity prices. It sets out the procedures which can or cannot be adopted to protect the organization. For example, the execution of leveraged operations in the derivatives market is not permitted while individual hedge operations (notional) must be limited to 2.5% of the Company’s equity. The scope of the committee’s work also encompasses the study and action to be taken in the event of risks to property and in the area of transportation.

     Supply chain – Different components of the supply chain are incorporated in the risk management policy and have mechanisms for the prevention and repairing of damage. In the case of logistics infrastructure for example, a multimodal matrix is used to identify and mitigate factors which may affect the performance of the operations. The policy for risk management of suppliers is being reviewed. In 2012, a new, more systematized, updated and complete model will be implemented.

     Environmental – The manufacturing units operate in accordance with Brazilian legislation on the disposal of animal manure, solid waste and liquid effluent. Trained technical teams are maintained for constantly updating procedures and acting correctly and effectively in emergency situations in the Company.

     Operational – The management of operational risks is the responsibility of a dedicated area for identifying and monitoring aspects that might impede the productivity and the continuity of operations which are subject to a constant policy of updating. These risks have been surveyed and defined in accordance with the impact and probability of their occurrence, resulting in the identification of processes which need to be adapted or adjusted at all units.

They involve for example scarcity and cost of labor, infrastructure of the logistics network, industrial operations, among other aspects.

Insurance policies are taken out against material damages and loss of profits involving factories, equipment, product transportation and third party liability on products and operations. The logistics area has a contingency plan to guarantee the continued operation of the supply and distribution chain of products to the clients. In its activities, the Company takes into account the Precautionary Approach, according to which the absence of scientific certainty should not be used as justification for not guarding against the threat of serious or irreversible damages to the environment or human health. This principle is observed in the phases of development, conception, manufacture and distribution of the product. |GRI 4.11| Sanitary control – The permanent monitoring of the practices adopted by integrated outgrowers together with a rigid system of industrial operation are part of a set of measures for eliminating or minimizing risks of this nature. The existence of meat processing units in different regions of Brazil and overseas reduces the impacts of sanitary questions or eventual international trade bans on products from a one region.

     Nutritional safety – The life cycle of all items produced by the Company at any unit can be traced from the point breeder stock is delivered to the poultry farms/hatcheries up to when the final product is delivered to the end consumer. This process includes the control of animal feed and medication. All Company suppliers are subject to contractual clauses guaranteeing the nutritional safety of commercialized items.

     Commodities – Markets are permanently monitored to anticipate movements which can have a positive or negative impact on the cost of operations, inventory and hedging policies being adopted to guarantee the supply of raw materials and offset the risk of major volatility in grain prices. Acquisition of raw materials is conducted through a competitive bidding process, a system which helps maintain cost under greater control. Among the factors determining the geographic location of its units are grain supplies and infrastructure for distributing production. Key to commodity risk policy, among others, is the monitoring of the entire productive chain with the purpose of always seeking the best cost/benefit ratio – subject of discussions at monthly executive board meetings.

     Image and reputation – The Company adopts a clear image and reputational risk policy, encompassing all businesses and segments of activity. The norms of the products area for example also cover the relations with partners such as Unilever and Kraft. A crisis committee led by the vice president for Corporate Matters is involved in all events which might be detrimental to BRF’s image.

     Legal – The Company’s ethical standards are designed to safeguard against the risks of non-compliance with the legislation and regulations in the federal, state and municipal spheres of influence. In this context, BRF also acts in a legal area which permanently monitors eventual aspects questioned by governmental organs, the objective being to reduce administrative and judicial demands.

16 / BRF

Operating performance

BRF launched 228 products during the year in its different business segments, a reflection of the emphasis on development and innovation.

Sectorial scenario

     Global economy - The economies of the leading emerging market economies continued to expand, sustaining world growth in spite of uncertainties in the Eurozone and slower growth in the developed economies. The International Monetary Fund’s (IMF) latest updates are projecting world GDP at 3.8% for 2011, a 1.6% growth for developed economies and 6.4% for the emerging market economies group for the same year.

     The Fund sees a slower global economy in 2012 albeit this far from classifying as a recession. The outlook is for the developed countries to maintain their investments in the emerging market economies and the Eurozone to intensify its efforts to resolve the crisis in the area.

     Eurostat, the region’s statistics agency, reported that Eurozone GDP shrank by 0.3% in 4Q11, compared with 3Q11 and rose 0.7% against the same period for the preceding year. The IMF is predicting a “slight”recession in the Eurozone in 2012, while the German and French economies are expected to continue growing.

     Meanwhile, the Chinese economy is expected to grow 9.2% in 2011 (IMF data). The country has suffered the threat of slowing exports in the face of global uncertainty, but despite lower expected growth rates for this year, the IMF is forecasting that “China has space for an anti-cyclic fiscal response and should use this space” to stimulate domestic demand and expects a recovery in growth of about 9.0% for 2012.

     Domestic economy – The deceleration in the Brazilian economy in 2H11 was more than expected, principally reflecting monetary and fiscal tightening in early 2011 and the deterioration in world markets. Brazilian GDP at market prices reported a variation of 1.3% in 4Q11 versus 2.1% in 3Q11. In December/11, volumes of restricted retail sales (which do not include vehicles, parts and building materials) reported a year-on-year increase of 6.7%. Hyper- and supermarket segments posted a 4.0% increase in sales, below the 9.0% for 2010 versus 2009. This more modest showing can be attributed to factors such as the increase in the cost of food as well as a delayed response to the sharp deceleration in real incomes in the final months of the year. For 2012, prospects are for a recovery in consumption at the retail level driven by the expressive hike in the minimum wage that should favorably impact lower income families.

     In 2012, the outlook is that interest rate cuts, the nominal increase of 14% in the minimum wage and the expected dilution of international tension could all have a beneficial impact on the Brazilian economy. Low unemployment rates and rising consumption are expected to act as drivers of Brazilian growth. More specifically, the consumption of basic items and foodstuffs at the retail level are forecast to record increasing growth in 2012 thanks to higher purchasing power in lower income households. IMF forecasts indicate an evolution in Brazilian GDP of 3.0% in 2012, rising 4.9% in 2013.

     Brazilian exports – In 4Q11, the volume of Brazilian chicken exports was 7.7% higher than 3Q11. Compared with the same quarter of 2010, this increase was 7.9%. Revenue from chicken exports in US$ was 8.9% higher in 4Q11 against 3Q11 and more than 20% against 4Q10. According to the Brazilian Poultry Farmers Union -UBABEF/Secex data, chicken export volume in 2011 was 3.2% higher than the preceding year (with a revenue increase of 21.2%). The progressive opening of the Chinese market, which begun in 2011, will be crucial to providing growth momentum in Brazilian exports over the next few years.

     The performance in the pork meat segment was less vigorous in 4Q11 as well as the year as a whole. Export volumes in 4Q11 versus 3Q11 rose just 2.2% while revenue increased more than 12.0% on the same comparative basis. However, in relation to 4Q10, export volume in the final quarter of 2011 was 1.6% down, although

Annual report 2011 / 17

revenue increased 11.5%. Export volumes ended 2011 with a decline of 4.4% compared to 2010 and an increase of revenue of 7.0%.

With the Russian trade ban on Brazilian meat in 2011, which had a major negative impact on the segment, the expectation for the pork processing industry is for diversification of export destinations in 2012. Asia represents the best prospects for sustaining Brazilian overseas sales in 2012, with promising business in markets such as Hong Kong, China and South Korea. Recent approval for pork shipments by the US could help open up markets such as Japan and South Korea. For the president of Abipecs, (Brazilian Pork Production Industry and Exporters Association) these Asian markets are important for the quantity of meat consumed and the demand for better quality and higher value-added products. The measure could also open up exports to Europe, another market where sanitary rules are particularly demanding.

     In relation to beef (in natura and industrialized), total export tonnage in 4Q11 increased 2.6% against 3Q11 (revenues increasing 1.8% in the same period). In relation to 4Q10, there was growth in export volume of 10.9% and an increase in revenue of 26.1%. Exported volumes of beef fell 10.8% in 2011 against 2010. On the other hand, revenue was 11.7% over 2010, driven by higher meat export prices and exchange rates for the US dollar.

     In general, 2012 is shaping up to be a positive year for Brazilian meat exports. Expectations of opening of new markets, the recovery in traditional ones and the growth in demand coming from emerging markets should lift the volume of Brazilian meat exports during 2012, more especially chicken meat which will benefit from the impact of higher beef prices.

     Raw material – The average price of a sack of corn on the domestic market fell 4.4% in 4Q11 versus 3Q11 due to the reduction of 12.3% in export volume in relation to the preceding year. Compared with 4Q11 and 4Q10, domestic corn prices remained 4.9% higher due to the sharp rise in prices on the international commodities markets (+ 10.5% above 4Q10) partly offset by final inventory 2.2% higher in Brazil when compared with the previous year. Soybean prices on the Brazilian market suffered a decline of 3.7% in 4Q11 versus 3Q11 with the outlook of a record area under this crop in Brazil and Argentina in addition to greater supplies coming onto the US market in September/October. Compared with 4Q11 and 4Q10, prices on the domestic market fell 6.0% due to higher year-on-year inventory. Prices on the international soybean market rose 5.5% compared with 4Q11 and 4Q10 due to a decline in output in US production of 90.6 in 2010 to 83.2 million tons in 2011 (-8.2%). In the year 2011, corn increased 37.5% and soybeans, 14.7% in the Brazilian market, while international prices registered an increase of 59% for corn and 25.9% for soybeans.

18 / BRF

World poultry panorama*

Thousand tons – *"ready to cook"* equivalent

*Chicken, special poultry and turkey

Production

19,350
19,170
5.0%
14,133
13,459
13,806
13,206
11,540
11,440
2,932
2,902
2,750
2,700
24,077
23,258
USA
Brazil
China
EU - 27
Mexico
India
Others
2012[1] increase
2012[1] decrease
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

Exports

4.8%
3,607
3,440
3,320
3,261
1,270
1,250
500
460
445
410
225
200
828
743
Brazil
USA
EU - 27
Thailand
China
Argentina
Others
2012[1]
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

World pork panorama

Thousand tons – equivalent carcass

Production

51,280
49,500
22,530
22,480
10,466
10,278
2.1%
3,295
3,227
2,020
1,965
1,960
1,960
11,932
11,667
China
EU - 27
USA
Brazil
Russia
Vietnan
Others
2012[1] increase
2012[1] decrease
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

Exports

2,309
2,246
2,000
1,900
1,160
1,160
2.1%
582
570
280
260
145
140
186
181
USA
EU - 27
Canada
Brazil
China
Chile
Others
2012[1] increase
2012[1] decrease
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

World beef panorama

Thousand tons – equivalent carcass

Production

12,048
11,463
2.0%
9,210
9,030
8,050
8,000
5,550
5,520
3,285
3,060
2,600
2,500
16,720
16,610
USA
Brazil
EU - 27
China
India
Argentina
Others
2012[1] increase
2012[1] decrease
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

Exports

1,380
1,350
3.8%
1,375
1,325
1,275
1,100
1,250
1,241
504
501
475
465
1,982
1,878
Australia
Brazil
India
USA
New Zealand
EU - 27
Others
2012[1] increase
2012[1] decrease
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

Annual report 2011 / 19

Exports average price – pork

US$/Kg
3.3
3.1
2.9
2.7
2.5
2.3
2.1
1.9
1.7
1.5
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
11.98%
2.81
2.59
2011
2010

Source: ABIPECS

Exports average price – poultry

US$/Kg
3.3
3.1
2.7
2.5
2.3
2.1
1.7
1.5
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
17.4%
2.12
1.97
2011
2010

Source: UBABEF

Grains price – corn

R$/bag 60 kg
30
25
20
15
10
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
44.9%
23.65
23.26
2011
2010

Source: FNP

Grains price – soybean

R$/bag 60 kg
55
50
45
40
35
30
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
14.9%
49.09
45.50
2011
2010

Source: FNP

Milk price

R$/litre
0.95
0.80
0.65
0.50
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
17.41%
0.846
0.721
2011
2010

Source: CEPEA

Exchange rate

R$ x US$
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
1.81
1.71
2011
2010

Source: Bloomberg

20 / BRF

Production

     In 2011, BRF produced 5.8 million tons of foodstuffs, in volume terms, 4.1% higher than reported in 2010. The larger part of this growth was in the meats segment. The Company pursued a policy of prioritizing enhanced commercialization margins for all segments in detriment to growth in volume and market share.

     Operations were terminated at São Lourenço do Sul (RS) and Itatiba (SP) and production transferred to Carambeí (PR) (milk-based beverages) and Teutônia (RS) (pasteurized milks). The decision to relocate manufacturing activities was due principally to logistical matters.

     During the year, the production process was focused on redirecting production from Russia to other markets without impacting volume output. In line with plan, the Company also started operations at Copercampos and gradually ramped up capacity at the Lucas do Rio Verde (MT) plant. Also in line with plans, additional production synergies were captured and organizational structuring implemented following CADE’s approval.

     The Company also established a procurement intelligence area for monitoring risks and opportunities along the more important production chains and implemented Global Sourcing. A significant portion of captured synergies were obtained through the implementation of optimization projects as a result of joint efforts by the supplies and technical areas.

     On the innovation front, BRF launched 288 new SKUs, namely: Food Services - 14; domestic market – 43; exports – 121; beef - 82 and 28 in the dairy products segment. A start was made on the building of a new technologies center in Jundiaí (SP) to support the innovation processes with operations scheduled to begin during 2012.

Domestic market

     Domestic market sales evolved 14.3% to R$ 11.6 billion, a period marked by less robust consumption rates compared with 2010. Additionally, the increase in the price of commodities exerted upward pressure on production costs. On the other hand, price and cost management policy, the efforts made to improve sales team productivity and investments in innovation contributed positively to results.

     Meats – Despite an increase in costs – more especially those of grains – the meats segment posted a 18% improvement in revenue with the commercialization of 1.8 million tons in the year. Total revenue was R$ 9 billion.

     Other processed products – In 2011, BRF dedicated special attention to innovation in the frozen product business. The distribution of the Sadia-branded products under the Escondidinho label was expanded throughout Brazil and reported excellent sales performance. The Perdigão Meu Menu line was also expanded, consumer reception being particularly good. Total revenue for the segment was R$ 2.0 billion, a growth of 2.3%.

Production	2011	2010	% Ch.
Poultry Slaughter (million heads)	1,756	1,623	8
Hog/Cattle Slaughter (thousand heads)	10,979	10,563	4
Production (thousand tons)
Meats	4,250	3,992	6
Dairy Products	1,102	1,110	(1)
Other Processed Products	445	469	(5)
Feed and Premix (thousand tons)	11,239	10,723	5
|GRI FP9|

Annual report 2011 / 21

Meat production chain

Dairy products production chain

22 / BRF

Distribution centers	42
Industrial units (meat, soybean
and processed foods)	44
Industrial units (dairy products)	15
Industrial units (margarines)	2

Annual report 2011 / 23

Exports

     Operations in the international market developed satisfactorily in 2011. Despite oscillations in foreign exchange rates, the economic crisis in Europe, the Russian trade ban on Brazilian meat imports and the escalating costs of commodities, net sales grew 12.3% to R$ 10 billion, equivalent to a volume of 2.2 million tons, 1.2% lower than the preceding year due to the strategy of prioritizing wider margins.

     Some markets such as Europe, Japan, China and Singapore helped drive a positive performance while the Middle East and Egypt, affected by popular uprisings (the Arab Spring), as well as Iraq, reported a weaker business climate. The European Plusfood division turned in results above forecast reflecting strategic changes in the client and product portfolios and the modernization of the industrial unit in the Netherlands.

Market performance

     Far East – Volumes grew 4% and revenues, 20.1% in the year despite pressure to reduce prices in the final quarter in the Japanese market, which had performed well up to the end of the first half. We expect margins to be squeezed in this market until local inventories adjust to demand.

     Eurasia – Revenues fell 26.6%, with volumes also down 31.5% due to the Russian ban on imports from the majority of Brazilian exporting plants. However, the Ukraine took a large part of the volume originally destined for Russia, alleviating most of the negative impact of these import restrictions.

     Europe – In this region, difficulties in some countries, especially Greece, Italy and Portugal have had no impact on our businesses. Sales revenue in this market increased 8.1%, albeit on lower volumes of 9.2% due to the Company’s switch in strategic focus to higher value added particularly in the case of those products made at Plusfood, which expanded its portfolio, from the increased local productive capacity.

     Middle East – Sales revenue was up 5.7% on stable volume. Margins were squeezed for products such as chicken griller – a heavily demanded product in this market, more especially in the 2H11. However, while our marketing campaigns focused on the religious period of Ramadan with the objective of further enhancing customer loyalty to the Sadia brand - Top of Mind in the region -, it also served to relieve some of the pressure on margins for in natura products. The Company’s objective in this market is to add value by building a new industrial unit in the United Arab Emirates focused on the production of processed products (breaded products, hamburgers etc.).

     South America – Revenues increased 55.2% and volumes 14.8%. In addition to growing demand in these markets, business benefited from the incorporation of the acquired Avex and Dánica operations as from 4Q11 in Argentina.

     Africa and other countries – In Africa, the Company continued to pursue its principal objective of improving relationships with some distributors in those regions of the continent considered strategic, the area as a whole growing sales revenue by 32.7%, while in other countries growth was 51.7%.

Dairy

     An improved product mix was instrumental in increasing the dairy product sales revenue 9.8% to R$ 2.5 billion. The atypical spike in sugar and the continual upward pressure on milk prices paid to the producers, pressured production costs in the segment.

     Some important steps were taken in remodeling the industrial complex in this segment and promoting the Naturis line, Sadia-branded danbo and mozzarella cheeses and the new packaging with zero waste concept for Batavo milk.

Food Services

     In 2011, this segment reported a performance which was better than the average for the market. This reflects the importance of the Food Service business in the Company’s expansion strategy in a process which adds in customer service as a competitive differential. Sales revenue increased 19.7% to R$ 1.4 billion. The result is largely due to the growth in the consumption of away-from-home meals, increased purchasing power nation-wide, more especially the C class, and by the increase in food service chains as a result of a growing number of shopping malls not only in the major cities but also in upcountry areas.

     The management model for the area contributed to results, reflecting the adoption of processes representing the best practices of both Sadia and Perdigão following the effective merger of the two. Examples are the added value in the delivery of beef and the improved focus on the service provider areas with dedicated portfolio and commercialization areas. In addition, the adding of value in the positioning of the global accounts contributed to the performance of the Food Service segment.

24 / BRF

Economicandfinancialperformance

Cash generation, expressed as EBITDA, reached R$3.2 billion, an increase of 23.1%, indicative of improved earnings and capture of synergies.

     Cost of sales – The cost of sales rose 12.4% to R$ 19 billion. Although the cost of the corn and soybean meal – increased 38% and 15%, respectively, during the year and there was also pressure from other costs such as direct raw materials and labor, COGS was 74.1% of net sales, 60 basis points lower than the preceding year, principally due to captured synergies.

Net sales – BRF registered net operating sales of R$ 25.7 billion in the year, 13.3% higher than 2010, principally supported by good performance in the domestic market and the Food Service segment. In 4Q11, the good performance was obtained by the commercialization of the festive line of products (year-end holiday season).

     Gross profit and Gross margin – Gross Profit amounted to R$ 6.7 billion, a gain of 16.2%, reflecting an improvement of 60 basis points, or 0.6 percentage points in gross margin, which increased from 25.3% to reach 25.9% of net sales, supported by revenue performance and synergy gains.

     Operating expenses – Operating expenses were 10.6% higher due to investments in the implementation of IT systems and in consultancy work related to the merger. Besides that, we obtained 60 basis points of gains.

     Other operating results – The amount of R$ 402.7 million in other operating results is 2.2% higher than the preceding year and incorporates income from the reversal of provisions, recovery of expenses, benefits plan and insurance claims. Expenses include: costs with the pre-operational phase of the new industrial units, loss damages, provision for tax and civil risks. In line with IFRS rules, participations in profits are also booked to this item.

     Operating profit and margin – The Company recorded an operating margin which was 130 basis points higher – from 6.5% to 7.8%, the operating result indicative of the improvement in business performance. Operating income before financial expenses (EBIT) reached R$ 2 billion, a gain of 34.8%.

     Financial – Net financial expenses totaled R$ 479.5 million (0.7% lower) and remained largely unchanged in relation to the preceding year. While currency volatility during the course of the year had an impact on increased outstanding debt and financial overheads, efficient risk management and the adoption of best practices of hedge accounting mitigated the adverse effects on financial result.

     In addition to the foreign exchange translation effect, allocation of cash to investments in Capex and acquisitions made during the year, increased net debt by 48.7% to R$ 5.4 billion, resulting in a net debt/ EBITDA ratio of 1.7 times, with a book currency exposure of US$ 470.7 million.

     In the light of the high level of exports, the company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for conducting hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

Annual report 2011 / 25

     The use of non-derivative financial instruments for foreign exchange cover continues to permit significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

     In 12.31.11, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 645.2 million with a reduction in currency exposure in the balance sheet of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,360 million + EUR 316 million + GBP 69,3 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’equity, thus avoiding the impact on the Financial Expenses.

Debt profile
			As of 12.31.11	As of 12.31.10
R$ million	Current	Non current	Total	Total	%Ch
Local Currency	1,814	1,515	3,330	3,216	4
Foreign Currency	1,909	3,086	4,995	4,069	23
Gross Debt	3,723	4,601	8,324	7,285	14
Cash Investments
Local Currency	1,133	70	1,203	1,059	14
Foreign Currency	1,630	83	1,713	2,592	(34)
Total Cash Investments	2,763	153	2,916	3,651	(20)
Net Accounting Debt	960	4,448	5,408	3,634	49
Exchange rate exposure
US$ million			471	(85)	-

Value added distribution |GRI EC1|
R$ million	2011	2010	% Ch.
Human Resources	3,766	3,164	19
Taxes	3,743	3,530	6
Interest	1,645	1,642	0
Interest of Shareholder’s Equity	632	263	141
Retention	735	542	36
Minority Interests	(2)	1	-
Total	10,519	9,142	15

Breakdown of EBITDA
R$ million	2011	2010	% Ch.
Net Income	1,367	804	70
Non-Controlling Shareholders	(2)	1
Income Tax and Social Contribution	157	196	(20)
Net Financial Income	480	483	(1)
Equity Income/Other Operating Results	357	370	(4)
Depreciation, Depletion and Amortization	886	780	14
= EBITDA	3,244	2,635	23

26 / BRF

     Income Tax and Social Contribution – Income tax and social contribution totaled R$156.5 million for the year, 20.3% lower, due to differences in tax rates on the earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investments. However, in 4Q11, the Company booked R$ 215 million under this item with respect to the constitution of a provision for losses of income tax and deferred social contribution on tax losses and negative base for social contribution on net income and not to be used following the incorporation of Sadia into BRF, in accordance with expected for 2012, in line with CPC 24 (Subsequent Events –IAS 10), and CPC 32 (Taxes on Profits – IAS 12). The foregoing value reflects Management’s current best estimates. The final impact of Sadia’s incorporation with BRF will be calculated as at 31 December 2012. The provision will not affect the amount of dividends proposed/distributed relative to fiscal year 2011, and relating to the dividend distribution through the intermediary of payment of interest on shareholders’equity.

     Net income and net margin – Net income was R$ 1.4 billion in the year with a net margin of 5.3%, an increase of 70.1% in relation to the preceding year, reflecting BRF’s good operating performance and synergies captured – this despite the twin challenges of exports and associated currency volatility. In 4Q11, net income reached R$ 121 million, 66.4% down due to the factors explained above.

     As mentioned in the previous item, a provision was constituted in 4Q11 for the future incorporation of Sadia. Excluding this effect, the adjusted net income for the year would have been R$ 1.6 billion, an increase of 96.8%, with a net margin of de 6.2% and R$ 336 million in 4Q11, 6.7% lower and equivalent to net margin of 4.7%.

     EBITDA – EBITDA reached R$ 3.2 billion, 23.1% higher, recording a gain of 100 basis points in relation to the preceding year, building in the improvement in results and synergy gains in commercial cost and expense variables. On a year-on-year comparative basis, 4Q11 reported a reduction of 4.1%. In spite of factors already discussed such as: pricing pressure in some export markets, pressure from grain prices – reflecting in higher production costs for the principal raw materials, and strikes in the port of Itajai delaying shipments due to the need for diversion to other port causing the Company to turn in a narrower EBITDA margin, there was significant cash generation in 4Q11.

     Shareholders’ equity – As of 12/31/11, Shareholders’Equity was R$ 14.1 billion against R$ 13.6 billion in 12/31/10, a 3.5% increase and representing a 11.6% return on annualized investments.

     Combination of the businesses – The accounting and fiscal treatment given to the association agreement was measured in line with the prevailing practices with allocation either to fixed assets or long-term assets, under the “Intangible”item and to be subject to annual evaluation using the impairment test (non-recoverability).

     IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the transition to IFRS rules, in accordance with Brazilian accounting pronouncements.

Cash flow
R$ million	2011	2010
Cash flow from operating activities
Net income	1,367.4	804.1
Adjustments to reconcile net income cash provided by operating activities	1,897.9	3,057.3
	3,265.4	3,861.4
Variation
Trade accounts payable	(640.2)	(401.5)
Inventories	(538.6)	163.5
Suppliers	566.7	154.8
Payment of provisions for tax, civil and labor risks	(203.2)	(91.3)
Interest paid	(466.2)	(545.6)
Interest in shareholders' equity received
Payroll and related charges	(846.8)	86.3
	(2,122.8)	(629.8)
operating activities	1,142.6	3,231.6
Investing activities
Cash investments	(230.2)	0.0
Business acquisition
Investments acquisition
Additions to property, plant and equipment
Additions to biological assets	(1,125.2)	(697.8)
Proceeds from disposals of property, plant and equipment	(492.2)	(376.1)
Additions to intangible	(58.8)	(64.7)
	(1,875.9)	(1,100.6)
Financing activities
Proceeds from debt issuance/ repayment of debt	259.5	(1,428.7)
Interest on shareholders' equity paid	(501.6)	(153.2)
Others	(84.2)	(1.3)
	(326.3)	(1,583.2)
Effect of exchange rate variation on cash and cash equivalents	115.8	(135.3)
Net (decrease) increase in cash	(943.8)	412.4

Annual report 2011 / 27

Global Presence

7 Industrial units abroad
x5
Offices abroad
Industrial units
Exports

Sadia | Perdigão | Batavo | Qualy Sadia | Elegê | Chester | Na Brasa Perdigão

Miss Daisy | Ouro Perdigão | Naturis Soja | Prezato Sadia | Sadia Hot Pocket | Claybom | Meu Menu Perdigão

28 / BRF

140 importing countries
19 offices abroad

Annual report 2011 / 29

Sales

		Thousand tons				R$ million
Domestic market	2011	2010	% Ch.	2011	2010	% Ch.
Meats	1,760	1,664	6	9,032	7,652	18
In natura	379	350	8	1,887	1,632	16
Poultry	251	232	8	1,112	933	19
Pork/beef	128	118	8	774	699	11
Elaborated/processed (meats)	1,381	1,314	5	7,145	6,020	19
Other processed	429	446	-4	2,043	1,996	2
Other sales	440	389	13	555	529	5
Total	2,629	2,499	5	11,630	10,177	14
Processed	1,810	1,760	3	9,188	8,017	15
% Total sales	69	70		79	79
Exports	2011	2010	% Ch.	2011	2010	% Ch.
Meats	2,153	2,220	-3	9,876	8,890	11
In Natura	1,840	1,875	-2	8,126	7,238	12
Poultry	1,582	1,594	-1	6,572	5,724	15
Pork / Beef	258	281	-8	1,554	1,513	3
Elaborated / processed (meats)	313	345	-9	1,750	1,652	6
Other processed	24	18	28	175	91	93
Other sales	40	6		42	4
Total	2,217	2,244	-1	10,093	8,985	12
Processed	337	363	-7	1,925	1,743	10
% Total sales	15	16		19	19
Dairy	2011	2010	% Ch.	2011	2010	% Ch.
Dairy products	1,071	1,078	-1	2,539	2,312	10
Milk	861	873	-1	1,720	1,586	9
Dairy products - processed	209	205	2	818	726	13
Food Service	2011	2010	% Ch.	2011	2010	% Ch.
Total	275	240	14.7	1,444	1,207	19.7
Total Sales	2011	2010	% Ch.	2011	2010	% Ch.
Total	6,191	6,062	2.1	25,706	22,681	13.3

Shares as an investment

Financial volume traded on the BM&FBovespa and NYSE increased 74.1% resulting in an appreciation of 33.2% in the Company’s shares.

     BRF’s shares closed fiscal year 2011 posting an appreciation of 33.2%, against a devaluation of 18.1% in the Ibovespa, the principal stock index for the Brazilian equities market. This ranked the Company’ shares among the ten securities reporting the best appreciation for the period on the BM&FBovespa. Trading on the New York Stock Exchange (NYSE), BRF’s ADRs also recorded a positive performance, rising 15.8% compared with the 5.5% for the Dow Jones Industrial Average.

     The average daily financial trading volume on the BM&FBovespa and NYSE was US$ 79.6 million, 74.1% more than reported for the previous year. The Company’s shares are a component of the principal stock indices for the Brazilian market, led by the Ibovespa, which includes the 69 most traded securities on the exchange, and the Corporate Sustainability Index (ISE), made up of equities of 36 companies committed to social responsibility and corporate sustainability. BRF’s ADRs incorporate 57 indices on the NYSE for the US market, being one of the most traded Brazilian securities on the exchange.

     Remuneration paid out to Shareholders – The Board of Directors approved the remuneration to shareholders for the total amount of R$ 632.1 million, corresponding to R$ 0.726723260 per share with payouts on 08/29/2011 (R$ 0.33591469 per share) and on 02/15/12 (R$ 0.39080857 per share) in the form of interest on shareholders’equity with retention of withholding tax at source in accordance with legal requirements. The amount paid out to shareholders with respect to fiscal year 2011, represented 40% of net adjusted earnings for the period.

     Buyback of Shares – On 05/30/11 the Company’s Board of Directors authorized a share buy-back program to run for 90 days for

30 / BRF

the acquisition of up to 4,068,336 common shares, all book entry and with no par value, corresponding to 0.466% of its capital stock. The Program is designed to maintain the shares as treasury stock to attend the needs of the“Stock Option Plan”and the“Additional Stock Option Plan”, both approved by the Ordinary and Extraordinary Shareholders’ Meeting of 03/31/2010. The total repurchase amount during the period was 2,630,100 shares.

Performance on the NYSE			Performance on the BM&FBovespa

BRFS	2011	2010	BRFS3	2011	2010
Share price (US$)*	19.55	16.88	Share price (R$)*	36.42	27.34
Traded ADR (volume) - million	488.8	286.9	Traded shares (volume) - million	593.7	558.7
Performance	15.8%	28.9%	Performance	33.2%	20.5%
Dow Jones Index	5.5%	11.0%	Bovespa Index	(18.1%)	1.0%
*Closing price			IGC (Brazilian Corporate Governance Index)	(12.5%)	12.5%
			ISE (Corporate Sustainability Index)	(3.3%)	5.8%
			*Closing price

Annual report 2011 / 31

BRF

CHESTER
PERDIGÃO
margarina
Dánica
200g
Sadia
Ervilhas

32 / BRF

INCREASING THE FOCUS OF SUSTAINABILITY IN THE VALUE CHAIN

Procurement policy |gRI FP1, hR2, hR6, hR7|

The Monitoring Program implemented in 2011 is designed to ensure sustainable practices at the suppliers.

     The Company therefore requires its suppliers to adhere to minimum environmental and human-rights standards. Some public sources of information are constantly checked, such as the Slave Labor Black List and the Ibama (Brazilian Environmental Protection Agency) Embargoed Areas List. In addition, suppliers must also comply with other criteria depending on their industry’s peculiarities. In the case of grains, the Company does not purchase from suppliers involved with illegal deforestation in the Amazon region. Integrated outgrower properties undergo constant assessment and, in the event of non-compliance with established environmental and social commitments, an action plan is prepared to rectify the situation.

     Beef cattle procurement involves checks with the Mato Grosso State Environment Protection Agency (Sema) website and presentation of the Cattle Freight Document and the Rural Property Listing Certificate issued by the National Institute for Settlement and Land Reform (Incra). Twenty percent of the beef cattle slaughtered are proprietary-reared through partnerships or services agreements (fattening or weaning).

     BRF holds inspections to ensure compliance with the criteria (self-assessments; documentation and services audits at production sites;

     BRF is committed to disseminating sustainable practices along its supply chain. All suppliers (inputs; grains, meal and oils; beef; dairy products; agriculture; logistics) are in compliance with the Company’s Procurement Policy. The acquisition of goods and services takes the following aspects into account: commercial feasibility, cost competitiveness, technical capacity, economic and financial status and alignment with social and environmental policies and guidelines.

extension agents’visits to integrated outgrower properties). No events of non-compliance were recorded in 2011. Failure to comply with the agreed terms gives the organization the right to terminate agreements with suppliers.

Monitoring|GRI HR2, HR6, HR7|

     To promote a sustainable and competitive supply chain, the Company pursues operational excellence via programs such as the World-Class Supply Chain, Supplier Chain Monitoring, Integrated Supplier Management (“Gestão Integrada de Fornecedores”– GIF) and the Health, Safety and Environment Program (“Programa de Saúde, Segurança e Meio Ambiente”– SSMA).

     The World Class Supply Chain program, which seeks excellence in management of costs and services to clients, made important progress in 2011. Among these advances, the most important were the training of 65 employees in best procurement practices; the consolidation of the internal process of category analysis; and improving the preparation of the technical team in the execution of projects involving cost reductions. In addition a procurement office was opened in China as part of the Global Sourcing process.

     The Supplier Chain Monitoring Program was created in 2011 to identify the main social and environmental risks present in the chain, reducing impacts on society and developing new opportunities for action. The program operates through six working groups (Beef Cattle; Grains/Meal/Oils; Logistics; Agriculture; Supplies; Dairy Products) intended to disseminate sustainability and improve BRF’s relationship with its suppliers.

     Supplies - Over the year, 140 suppliers (packaging materials procurement; investments and power; inputs; partnerships, meats and sales; freight and logistics services) were invited to self-assess their sustainability and management practices (human rights, the environment, product quality). In addition, nine on-site audits were held. In 2012, we aim to contact 14% of key suppliers through self-assessment questionnaires and perform on-site audits in 30 companies.

Annual report 2011 / 33

     Grains, meal and oil - State of Mato Grosso meal and soybean suppliers deemed critical due to their operations close to the Amazon biome also undertook self-assessments. In 2012, the assessments will be extended to other regions where we purchase grains.

     Agriculture – The integrated outgrowers are of fundamental importance and act in partnership with BRF, thus ensuring that standards of quality and sustainability are included at the base of the productive chain. In 2011, various activities were undertaken to ensure the sustainability of the integrated outgrowers: 1) training of all the extensionists in the BRF Conformity Index; 2) training of the integrated outgrowers in relation to health service waste reverse logistics; 3) course on the environmental impacts relating to the Sustainable Hog Farming System; 4) development of a model for evaluating the level of economic sustainability of the rural properties.

     Beef Cattle - The 300 largest suppliers in the beef chain were visited and replies obtained on human rights, the environment, rural installations, storage and disposal of raw materials, animal handling and well-being, food traceability and reproductive, sanitary and food handling. The goal is to have all suppliers audited by year-end 2014.

     Logistics - One of the program’s main initiatives involved training 251 outsourced drivers and assistants in the fight against roadside sexual exploitation of children and adolescents. Also in logistics, we released the Integrated Suppliers Management (“Gestão Integrada de Fornecedores”– GIF) project, awarding and ranking partners based on criteria of quality, cost competitiveness, business sustainability and attention to people and the environment, including fleet-management model and fuel consumption.

     Dairy Products - BRF has three major programs intended to increase competitiveness in the diary product chain. Based on the close relationship with integrated pork and poultry producers, these programs are intended to leverage milk production and rural incomes.

     Launched in the last quarter of 2011, the Payment for Quality Program (“Programa de Pagamento por Qualidade”– Pró-Quali) encourages producers to improve their in natura milk product with

financial rewards for the supply of higher quality milk (such as fat content and total solids). |GRI FP1| Along the same lines, the Best Farming Practices (“Boas Práticas na Fazenda”) program seeks to raise raw-material quality by providing support to producers in genetic improvement and animal health and stewardship. In addition, the Agrega Leite program is to be implemented in 2012 to help ranchers increase quality and manage costs in a more sustainable manner. In addition, it intends to encourage those who are not yet in milk production to expand their business.

     Suppliers Code of Conduct – One of the fruits of the Monitoring Program was the redesign of the Suppliers Code of Conduct in late 2011. The main objective is to reaffirm the commitment to responsible management and sustainability, including ethical behavior, relevant socio-environmental topics (such as combating child or forced and compulsory labor, workers rights of association and proper environmental management), as well as minimum standards to be observed by suppliers. To enhance the process, all new contracts will include a statement of awareness and agreement with the Code. The goal is to make 40% of key suppliers to the business aware of the standards by year-end 2012. |GRI HR2, HR6, HR7|

System lifecycle

     To broaden the assessment of the impacts, BRF began its Lifecycle Assessment in 2011, in partnership with the Universidade de Santa Catarina. The pilot scheme comprehended the poultry production system in Concórdia (SC) and breaded products (nuggets) output in Chapecó (SC) in which an assessment of quality of feeding, transportation and other stages along the production chain was undertaken. For breaded products, the checks include elements such as flour and packaging.

     The first results of the pilot scheme will be presented in 2012, and the study will be expanded to include pork production. At this stage, the processes will be subject to SWOT analysis for collecting data to support decisions which will guarantee quality products with lower environmental impact. |GRI EN26|

Suppliers subject to human rights assessment |GRI HR2|

	Contracts with	Response to	Audit/technical	Suppliers that
	Human Rights	self-assessment	visit at suppliers’	subscribed the
Segment	Clauses	questionnaires	facilities	Code of Conduct
Integrated outgrowers - poultry and hog	100%	100%	100%	Not applicable
Supplies (1)	20%	6%	2%	19%
Grains, meal and oils (2)	100%	22%	9%	70%
Beef cattle producers(2)	Not applicable(3)	-	60%	-
(1) Considering the value of purchases
(2) Considering volume of purchases
(3) Considering one-off (spot) purchases only. Even when there is no agreement, these suppliers are subject to questioning on the matter. Purchases are blocked should an event arise.

34 / BRF

Solid Waste Management

     BRF embraces the guidelines of the National Solid Waste Policy and takes part in joint food-industry initiatives, such as the sectorial commitment of the Brazilian Aviculture Union (“União Brasileira de Avicultura”– Ubabef) to take action to encourage the recycling chain. As such, it is initiating a campaign to recover and recycle its product packaging. Two partnerships stand out in this context: one with TetraPak and involving UHT milk cartons and another with TeraCycle for frozen products containers (cardboard) and plastic margarine tubs.

     In 2012, the Company intends to expand its solid-waste management actions by supporting a series of steps: structuring selective waste collection at the administrative headquarters and reverse logistics projects for some of the waste materials generated at the Company; replacing plastic bags at corporate stores with reusableand compostable options; and tracking the industry agreement for compliance with the National Solid Waste Policy. |GRI EN27|

Local suppliers|GRI EC6|

     There is no set policy involving preference for local suppliers from the same states as the production units although the Company maintains at each regional hub a team responsible for local service and regionalized procurement.

     In 2011, 24% of the maize and sorghum and 10% of the soybeans the Company consumed were purchased from local producers. Also, 100% of the beef cattle were acquired in the state of Mato Grosso, where the Company’s two beef processing plants are located. Around 70% of milk purchases come from Brazil’s Southern

Region, due mainly to the location of manufacturing units and milk catchment areas.

     Also 60% of the integrated outgrowers are also located in the South region (states of Santa Catarina, Rio Grande do Sul and Paraná), reflecting the need to keep production close to food processing.

	Share of local suppliers in procurement (% of value spent with suppliers from the state) |GRI EC6|
	State(1)	2010	2011
	Mato Grosso	41.7	60.8
	Minas Gerais	38.8	48.8
	Santa Catarina	48.1	47.5
	Rio Grande do Sul	50.8	46.6
	Bahia	-	42.3
	Paraná	34.0	40.2
	São Paulo	60.5	37.0
	Federal District	-	33.7
	Goiás	25.0	30.6
	Rio de Janeiro	24.3	ND
	(1) Only the units that made up 80% of total production volume were selected. For this reason, the
	Bahia and Federal District units do not appear in 2010 and Rio de Janeiro was not considered in 2011.
Animal well-being

     BRF’s animal rearing systems use production techniques and equipment adapted to the concepts of animal well-being, according to a policy that respects the five animal freedoms: freedom from hunger and thirst; freedom from discomfort; freedom from pain, injuries and disease; freedom to express their normal behavior; and freedom from fear and stress.

     In 2011, BRF set up the Agricultural Innovation Department to develop and manage animal comfort-oriented projects (such as poultry farm climate control and animal stewardship), hog genetics and reduced animal manure generation.

     Poultry – Heaters, ventilators and atomizers are used to increase the poultry’s thermal comfort and daily temperature and water consumption controls are in force.

     Production units meet Ministry of Agriculture criteria for density, elimination, ambience and transportation. Units producing for export also abide by European Union animal well-being guidelines and the requirements of certain customers.

     Hogs – Hog farming facilities are designed to maintain an appropriate environment for the animals. One hundred percent of males are immunocastrated (using a vaccine registered with and approved by the Ministry of Agriculture and in over 60 countries, principally in the European Union). The practice of tooth-filing (performed on newborn piglets to reduce injuries to other piglets or udder sores) is being gradually abolished, and the use of injected drugs is being reduced.

     Beef cattle – Ranches and cattle confinement facilities meet animal well-being standards and comply with best production practices, with appropriate means in place to enable cattle to express their natural behavior (specific training in these standards is provided to the ranch hands). All ranches where cattle confinement is practiced have valid environmental licenses to operate, animals are registered with the Sisbov system (allowing traceability) and the ranches undergo bimonthly audits by the inspection authority. For dairy cattle, the Company purchases milk on the spot market, there being no producer integration/loyalty system. |GRI FP10,FP11,FP12|

Annual report 2011 / 35

PROMOTING
SUSTAINABLE
CONSUMPTION

Commitment to healthiness is expressed in products with reduced sodium and fat content and enriched with nutrients.

     BRF is conscious of its responsibility and social role in the provision of safe and healthy foods to consumers and clients. It offers a total of around 3 thousand items from a comprehensive portfolio of products developed for different consumer profiles and aligned with the Company’s commitment to healthiness.

     Impacts on consumer health and safety are assessed for all products, from the earliest stage of concept development through product and packaging research and development, manufacture, production, storage, distribution and supply. |GRI PR1| From the nutritional point of view, one of the goals is to adjust products deemed critical in sodium, trans/saturated fats and sugar content and to meet the demands of domestic, food services and overseas clients for reducing these ingredients.

     A process of reducing sodium content is underway in line with the goals negotiated by the Brazilian Food Industry Association (Abia) and the Ministry of Health for some food categories. In 2011, research projects that began in the preceding year were implemented to reduce the sodium content of Perdigão-branded products – Turma da Mônica line, including breaded items and sausages. Several projects similar in scope are in progress for other brands, as are studies for the replacement of additives with natural ingredients.

     Trans fats reduction has been studied since 1999 and, in 2005, in a pioneering move in Brazil, the Company released its first trans fat-free margarines. This was expanded to include every item in the

 Qualy line as well as those intended for the international market. Again in 2005, the company began reducing the use of trans fats in industrialized meats and pasta and in 2011, this was extended to frozen desserts. |GRI FP6| The same concern also applies to the development of school meal products. In 2011, the Company put into place certain conditions for these products, such as: a sodium content ceiling of 500 mg/100g, absence of allergenics, vitamin and/or mineral enrichment and the presence of fiber.

     The Company also observes additional nutritional profile criteria in tender bids, such as: minimum protein and maximum fat and sodium content, ingredient types, absence of chilli and food colorings. BRF serves the São Paulo State Government supplying more than 2 thousand schools and more than 100 city halls in the state, and has also begun operating in the state of Paraná. |GRI FP4| In addition, the Company develops products with higher fiber content and enriched with vitamins and minerals in its retail and food services lines. Whole flour, wheat meal and whole grains are used to enrich baked and pasta products with fibers. With the addition of vitamins and minerals to products in general, use is made of purified ingredients obtained from certified suppliers. The minimum dosage added to the products complies with the legal limits and takes into account the conditions of product processing and storage to guarantee alignment with contents declared on the labels. |GRI FP7|

Annual report 2011 / 37

     The dairy products area has redesigned its portfolio with regard to sugar, sodium, fat and synthetic ingredients (such as flavors and colors) content and has developed innovative products with natural ingredients as a means of meeting contemporary nutritional consumer demand. The labels carry clear information on product composition and comparisons with other items to help consumers decide what line best represents their lifestyles. One step in this direction came with the 2011 bolstering of the Batavo Naturis Soja line’s market communications with the announcement of 100% vegetable-based and lactose, cholesterol, trans fat and sodium-free products.

Products and services

     Consumers play a special role in the product development process by contributing to testing by the Sensory and Instrumental Analysis – ASI area, created in 1996 to understand and translate consumer wishes. The area now has more than 10 thousand registered consumers. The R&D area also studies ways to reduce environmental impacts, with a strong focus on reducing packaging materials and items consumed in production. Some of the main projects in 2011 include reducing the volume of cardboard boxes and increasing and standardizing their structure, thus cutting the use of corrugated cardboard by about 4%, equivalent to approximately 500 tons over the year. |GRI EN26|

     Monitoring at all units and covering 100% of production volumes is supported in lab assays and periodic control checklists, this process being undertaken according to standards set by the Ministry of Agriculture or the National Sanitary Inspection Agency (Anvisa), in line with internationally recognized food-safety standards.

Labeling

     The labels on 100% of BRF’s products carry standard information on content, services and packaging. They include information on the ingredients, a nutritional table, storage conditions, date of manufacture, expiration date and preparation/consumption, in line with the legislation of the countries where they are commercialized. |GRI PR3| For products with dietary claims (such as the Batavo Pense Light, Naturis Soja and Sadia Light cold cuts lines), the labels make reference to such attributes. In addition to the express labeling as to the presence or absence of gluten as an ingredient in line with Brazilian legal requirements, there are also notices on other allergenic substances, such as chilli, sesame, soy, peanuts, milk and milk derivatives. The Company proposes to promote a continuous improvement in the dairy products segment in 2012 through projects for the dietary classification of all products according to worldwide tendencies and comparatively with the competition. Beginning in the second quarter of 2012, these improvements will already be featured on dairy product containers. |GRI FP8|

Consumer satisfaction |GRI PR5|

     Surveys carried out over the year indicated a 99.79% satisfaction rate among the 24,720 Perdigão, Batavo, Sadia and Elegê brand consumers interviewed by telephone. Over the year, 309,996

38 / BRF

calls/correspondence from consumers were received. The key element in consumer participation was suggestions for new products - studied by the Company and then launched on the market. Complaints about products and criticisms were just 6% of the total.

     As an important element in our clients’ portfolio, the away-from-home food industry entrepreneurs were also given special attention. BRF is seeking to better understand their needs which, supported by surveys, will lead to launches specifically intended for this segment in 2012.

Annual report 2011 / 39

DanaSweet
Batavo
COM SAL
Elegê
Creme de Leite
Batavo
Leveza

40 / BRF

ENGAGEMENT WITH
STAKEHOLDERS

The Company has a close relationship with key stakeholders in order to identify relevant themes and improve the management of sustainability.

     BRF is improving its level of stakeholder engagement, increasing the quality and quantity of consultations to predict the relevance (materiality) of sustainability-related matters for stakeholders and to improve management. In 2011, the Company intensified the debate on the six pillars of sustainability established for its business by consulting employees, senior management, suppliers, clients, consumers, the communities contiguous to its plants, government representatives and organized society. |GRI 4.14, 4.15| The company held three on-site panels for an in-depth analysis and to validate the matters deemed relevant for each sustainability pillar. Each panel consisted of an average of 20 members. In São Paulo, one of the meetings was addressed to an in-house audience of managers while another had representatives from all groups regarded as essential to the Company’s engagement efforts. In relation to 2010, consultations were expanded with the holding of a multi-stakeholder panel in Chapecó (SC).

     During the panel sessions, participants presented their views on progress made in handling sustainability as applied to the business and quality of reporting. The sessions also highlighted current and future challenges associated with the pillars, as well as opportunities for improvement in the provision of information on the relevant aspects. Ten of the Company’s leaders were also consulted with the purpose of identifying the most relevant aspects to be emphasized in the 2011 Annual and Sustainability Report. |GRI 4.16 3.5| Over the year, workshops with negotiators and managers were held to address BRF’s joint responsibility for practices in its supplier chain. An additional goal was to provide inputs for improving supplier monitoring and engagement. Participants included representatives from the six business fronts (beef cattle; grains, meal and oil; logistics; agriculture; supplies; dairy products) as well as the Quality and Sustainability areas. Another initiative was the Field Day meeting with cattle ranchers to align the sustainability criteria BRF suppliers are required to meet.

Annual report 2011 / 41

Social investments
|gRI so1|

BRF’s social investments have traditionally been aimed at the locations that help make it one of the world’s largest food companies.

Based on its vision of collaborating for a better and more sustainable world, the Company has made a strategic decision to establish an environment for dialog and joint action with the communities to foster local development. The Company’s social investment is jointly managed by the BRF Institute team, the result of the merger between the Sadia Institute and the Perdigão Institute, and by the Local Social Investment and Community Relations Committees (CISRC), which are made up of Company employees. In 2011, 290 employees were involved in 27 committees.

     Basic premises for the promotion of local development via social investment:

1. Expanding the vision of what development means in each context based on local assets and needs;

2. Reinforcing the inter-industry networks for local development;

3. Contributing to the strengthening of local organized civil society and for qualitative public policies for all;

4. Encouraging employees to donate their time and knowledge to foster development.

Network empowerment

     The Active Community Program (“Programa Comunidade Ativa”) assumes that inter-industry and systematic action is required to establish what development means to each municipality, as well as to find viable and transformative solutions for existing socio-environmental challenges. In addition, BRF believes that the community must be the leading protagonist in the process if there is to be effective social transformation.

     The initiative works to facilitate and empower the Community Development Councils (CDCs), which are made up of BRF employees and representatives from organizations that represent or serve the population of the districts where BRF units operate. These include organized society, residents’associations and NGOs, in addition to schools, city governments, universities, System“S” organizations (e.g.: Sesi, Senai, Senac), etc. The program is organized in partnership with the Paulo Montenegro Institute (Ibope) and involves three stages: identification by the CDC of priority matters for those districts, as well as of their needs and potentialities; participative population engagement; and development and execution of joint planning with the involvement of new partners as required.

     The program’s pilot scheme began in 2010 in Chapecó (SC) and Concórdia (SC). The results led the Company through its Institute and the CIRCs to continue and upgrade efforts in the two municipalities, as well as to expand the program to Toledo (PR), Dois Vizinhos (PR), Francisco Beltrão (PR), Uberlândia (MG) and Lucas do Rio Verde (MT). The projects created and implemented by the CDCs to year-end 2011 benefited about eight thousand people.

Third sector

     In 2011, one-off investments were made to support four social projects in the municipalities of Concórdia (SC), Francisco Beltrão (PR) and Jacarepaguá (RJ), with benefits to around eight thousand people. The efforts focused on improving children’s and adolescents’access to information on topics relevant to their health and well being, as well as environmental awareness and conservation, and boosting their development through sport.

     In 2012, a specific program will be created to strengthen organized civil society (third sector) in the municipalities where the Company is located.

42 / BRF

BRF volunteers

     Launched in the second half of 2011, the BRF Volunteers program aims to enable volunteer employee participation in actions intended to bring about positive changes in the communities where they are embedded in line with the Company’s values and corporate social investment guidelines.

     More than 80 initiatives were taken over the course of approximately four months, involving 700 volunteers and 81 local partners with 225 hours of activities and benefits to 27 thousand people.

     Of the actions implemented, those concerned with infrastructure contributed to the upgrading of the facilities of seven social organizations serving the residents of Bom Conselho (PE), Capinzal (SC), Herval D’Oeste (SC), Lucas do Rio Verde (MT), Rio Verde (GO), Salto Veloso (SC) and Uberlândia (MG), and renovating five public areas (parks and public squares) in the municipalities of Francisco Beltrão (PR), Mineiros (GO), Uberlândia (MG), Lajeado (RS) and Videira (SC), with a direct impact on residents’quality of life. |GRI EC8|

Sport

     Sadia-sponsored investments in sport are driven by two elements: high performance and engagement. With the former, which involves sponsoring confederations, athletes and high-performance events, the Company intends to maintain its close ties with sport helping develop several different sporting activities in Brazil. The second focus – engagement – reflects the belief that food and life must be good, encouraging sport through outreach events and guidance towards adopting new attitudes. From the Company’s perspective, sport should not be viewed as an obligation but as the most entertaining way of leading a healthy and balanced life.

     The Sadia Platform includes the following programs: sponsorship of the Brazilian Judo Confederation; support for the Brazilian Water Sports Confederation; rhythmic junior and high-performance gymnastics in Toledo (PR); and the Sadia Family (a group of sponsored athletes). The main objectives are getting the public to engage in sporting activities and fostering healthier and more balanced lifestyles for those practicing sport and for the population in general and not forgetting its importance in the light of the approaching 2016 Summer Olympics to be held in Brazil.

Annual report 2011 / 43

BRF

Elegê
Leite UHT Desnatado
Qualy
Cremosa
Qualy
Batavo
Kissy

44 / BRF

ENHANCING HUMAN CAPITAL

Development of the new BRF Culture was a central theme in the process of consolidation of values principles and beliefs.	Employment

     The year 2011 saw the development and alignment of the new BRF Culture. With the approval of the Perdigão-Sadia merger, one of the priorities in personnel management was to unify the best practices of each company as a means of consolidating the new Organization’s values, principles and beliefs.

     At an early stage in the Culture Project in September 2011, the Company held a Leaderships Meeting when 600 executives from all our installations were encouraged to reflect on the subject. All the managers, officers, vice presidents and the CEO took part, beginning a process intended to make the Company a bellwether in personnel management.

     International expansion and the BRF 15 strategic plan stand as additional challenges in the construction of the new culture. Besides preparing the Brazilian domestic stakeholders for this change, the Company will have to meet the challenge of understanding overseas customs and integrating employees from different backgrounds. Even before the merger was approved, a robust communication plan was developed to quickly and efficiently keep employees apreast of details for implementing the new culture pre- and post CADE approval.

     At year-end 2011, BRF had 132,696 on its payroll, of which 118,859 were direct employees under open-ended labor contracts, 1,237 were direct employees with a set duration, 12,301 were outsourced and 299, interns.

     The Company sought to keep its team motivated throughout 2011 by dealing with aspects which had been identified as having room for improvement such as people attraction and retention. In this context, the jobs of employees at the production units were standardized according to market benchmarks, compensation brackets made more attractive and aligned with the local market conditions and an assiduity plan was implemented to reduce absenteeism. The initiative’s impacts translated into a year-on-year reduced consolidated rate of turnover (monthly average), which dropped to 2.07% from 2.33%, and lower absenteeism to 3.25% from 3.38%, both factors being instrumental in improved compliance with production plans.

     Women are encouraged to develop professionally, and their share in leadership posts has increased from 15% in 2010 to 19% in 2011.

     The Company also endeavors to increase hiring and retaining of professionals with special needs. During the year, agreement with the Labor Prosecutor’s Office was signed whereby the Company will meet its legal quota in five years, subject to extension for an additional five as long as 50% of the requirement is met at the end of the first five years.

Annual report 2011 / 45

Workforce composition(1) |GRI LA13|

				Aged up to
Categories	Total	Women	Men	30	30-50	Over 50
Officers	56	8	48	0	41	15
Managers	516	104	412	11	449	56
Supervisors/coordinators	2,274	421	1,853	262	1,864	148
Administrative(2)	20,483	7,571	12,912	7,964	11,740	779
Operational	93,880	37,939	55,941	41,727	46,778	5,375
Total	117,209	46,043	71,166	49,964	60,872	6,373
%	100%	39%	61%	43%	52%	5%
(1) Brazilian employee data only
(2) Includes data on advisors (listed separately in the 2010 Annual Report)

Total number of employees(1) |GRI LA1|				Turnover (monthly average)(1) |GRI LA2|

Contract type	2009	2010	2011		2010	2011
Open-ended	113,912	113,614	118,859	Number of severances	33,996	31,035
Set duration	447	647	1,237	Turnover	2.33%	2.07%
Outsourced (2)	15,147	13,267	12,301	(1) Data for Brazil only
Interns	298	454	299
Total	129,804	127,982	132,696
(1) Including employees in Brazil, at Plusfood/Dánica/Avex and BRF-Sadia expatriates
(2) BRF intends to improve its outsourced employee management in 2012 using a mechanism to ensure standardized and integrated information.

46 / BRF

Occupational health and safety

     The Health, Safety and the Environment (SSMA) program made significant headway in 2011. The core objective is to educate employees on, and ensure their commitment to, reducing occupational accidents and illness. The strategic program was created in 2006 and is seen as critical if the Company is to rise to new levels of excellence in its accident-prevention culture. As a result of the effort, in 2011 there was an average 38.9% drop in the Accident Frequency Rate with time off work, including accidents to and from work: 3.06 against 5.01 in 2010. The goal is to achieve an annual reduction of 10%.

     In addition, there are several programs in place to ensure better health and safety conditions, such as substance abuse prevention and education, professional rehabilitation, participative ergonomics and health and safety dialogs, as well as programs relating to legal requirements such as medical controls and occupational health. |GRI LA8|

Safety indicators|GRI LA7|

Indicators	2010	2011
Accident Frequency Rate - with
time off work (1)	5.01	3.06
Frequency Rate - occupational
conditions (1)	0.96	0.20
Severity Rate (1)	473	216
Percentage Absenteeism (2)	3.38%	3.25%
Fatalities (absolute figures)	4	5 (3)
Accidents with time off work	1,078	690
Accidents without time off work	2,693	2,266
(1) Frequency and severity rates per each one million man-hours of work, according to NBR 14.280.
(2) The absenteeism rate concerns employees absent from work due to failure to appear or late appearance as a result of any intervening reasons.
(3) Two typical accidents and three accidents in transit

Training and education

     The Annual Training Plan encompasses actions for the non-managerial and executive levels. The former has an educational focus, addressing improvements in both technical and behavioral aspects in the workplace. The executive training plan involves preparation for innovative management practices and concepts, investing in the construction of the Individual Development Plan (PDI), the Collective Development Plans (PDC) and the Leaders Development Plan (PDL). Mid-level leaders have access to the Our Way of Leading (NJL) Program. Students and newly graduated employees are offered intern and trainee programs.

     As part of its career development program, the Company periodically carries out executive performance and development assessments and analyses. This adds method and transparency to the succession process. Analyses are performed on the basis of analytical tools and structured data that allow the entire career curve to be viewed and identify potentialities. In 2011, 2,878 leaders underwent the process, equivalent to 2.46% of all employees. |GRI LA11, LA12|

Human rights

     The issue of human rights as related to ethical behavior is addressed for about 20 minutes during the Institutional Induction Program for new hires. In 2011, this involved 26,679 people and 9,893 hours of training. In addition 862 attended leadership training courses focused on human rights held in 23 units and totaling 3,348 training hours. The program covered aspects such as the application of disciplinary measures; labor law; managers’civil, criminal and labor liability and moral sexual harassment. In the Agriculture sector, an eight-hour training program was provided in Várzea Grande (MT) for all beef cattle negotiators. |GRI HR3|

Annual report 2011 / 47

Batavo
Creme de Leite
Sadia
Asas
Sadia
Brócolis

48 / BRF

ADAPTATION TO
CLIMATE CHANGE

Risks and opportunities |gRI eC2|

New Environmental Policy includes Management of Climate Change as a priority theme for the Company.

     BRF is mindful of environmental issues and maintains several initiatives for the efficient use of natural resources and to mitigate the impact of its operations on the environment. Since 1996, the Company has had in place power rationalization and water use/ reuse goals, achieving annual gains for these indicators. In 2011, it developed a new Environment Policy, fine tuning the guidelines already in place at Perdigão and Sadia and identifying the environmental issues most closely associated with its business and principal publics.

     The first priority was to start a plan to structure Climate Change Management, an issue deemed as a priority by the Company’s risk-management area. Standard tracking of greenhouse gas (GHG) emissions rates and proper waste treatment and disposal indices is integral to the performance goals to be established starting in 2012 for continuously improving environmental quality and for the minimization and compensation of associated environmental impacts.

Climate change-related risks and opportunities |GRI EC2|

Risks	Impacts on BRF operations	Opportunities
Grain crop changes	Crop loss resulting from either drought or excessive	Prevention mechanisms:
(maize and soybeans)	rains may have an impact on costs.	· Procurement in periods when prices are advantageous;
· Hedging through agricultural derivatives;
· Maintaining strategic stocks.
Changes in beef	Climatic events such as La Niña may harm pastures,	· Gradually verticalizing the chain through integrated
cattle herds and milk	resulting in a need to increase confinement and/or	cattle production projects.
procurement	provide supplemental feed, raising the farming costs.
Changes in water	The increasingly frequent droughts may increase the	· Reduced use of water in operations;
availability	Company’s costs and hamper access to the resource,	· Diversifying the manufacturing plant, building new
	with a major impact on operations.	units in the Brazilian Southwest and central and
western regions;
· Internationalization of operations.

Annual report 2011 / 49

     Climate change has an impact on BRF’s daily business. The acceleration in extreme events such as drought or excessive rainfall, abnormal temperatures, hail, etc. interferes with grain supply and pasture conditions and, therefore, with the feeding of poultry, hogs and cattle. This requires maintaining teams dedicated to keeping track of grain prices and climate conditions in the main world producing regions.

Emissions inventory|GRI EN16, EN17, EN19|

     The starting point for Climate Change Management was the preparation of the first consolidated (Perdigão and Sadia data) greenhouse gas (GHG) inventory in 2010, covering scopes 1 and 2. Scope 1 emissions also include HFC coolant gases, which represented 13,035 CO2eq tons, out of a total of 300,668 CO2eq tons in scope 1 emissions. The information does not include quantification of CFC gases, which is not required according to the Brazilian GHG methodology. Scope 2 comprehends emissions associated with electricity, and totaled 112,760 CO2eq tons.

     Data is for 2010 and was verified by a third party (by Way Carbon). For this initiative, BRF was awarded the Golden Seal of the Brazilian Greenhouse Gases Program (GHG Protocol Brasil). For the second consecutive year, the Company is listed in the Carbon-Efficient Stock Index (ICO2) portfolio, a joint initiative of BM&FBovespa and the National Economic and Social Development Bank (BNDES).

The main initiatives to reduce scopes 1 and 2 emissions include:

|GRI EN18|

· Operational projects and actions to reduce electricity consumption;

· Purchase of biomass-fired steam boilers at the Ijuí and Teutônia (RS) and Ravena (MG) units to replace fossil fuels (three oil and one natural gas boilers); · Improvements to effluent and waste treatment stations; · Improved handling of animal manure.

     For the logistics fleet, which is entirely outsourced, the actions were aimed at reducing kilometers driven and, consequently, emissions under scope 3. The actions included integrating operations at the Recife (PE) Distribution Center and 13 trans-docking points, reducing the number of vehicles required for deliveries.

Sustainable Hog Farming System (3S)

     The 3S (Sustainable Hog Farming System) supports integrated outgrowers in the construction of biodigestors and systems to burn gases generated by treatment of animal manure.

Implemented in 22% of the hog supply chain, the program’s structure is based on greenhouse gas (GHG) emission reduction. It was reformulated in 2011 to enhance efficiency and managerial excellence.

     The initiative is an element in the goal of reducing carbon emissions throughout the production chain. Taking into consideration projects already implemented, the potential for reduction is 591,418 annual CO2eq tons according to the United Nations Organization methodology. Reduction in 2011 was 163,669.30 CO2eq tons. The first emissions verification was undertaken in 2011 and is now at the carbon credits validation stage. After verification is completed, the Company will request issuance of a Certified Emissions Reduction Certificate (CER) by the UNFCCC (United Nations Framework Convention on Climate Change). It will be the first project in the world to request UNFCCC credits under the PoA method.

Zero Carbon Initiative

     Unveiled in 2009, the Vitória de Santo Antão (PE) unit will be the first meat processing plant in Brazil to neutralize 100% of carbon emissions during its construction period and during the ten years of activities as from the beginning of operations.

     Compensation will be in the form of reforestation with native Atlantic Rainforest seedlings in an area of 265 hectares to neutralize an estimated 137,620 CO2eq tons. Planting began in 2011, initially on an area of 10.23 hectares of the unit’s own site, and is scheduled for completion by 2015. The initiative will also include environmental education for the surrounding communities through lectures, training courses and workshops.

Greenhouse gas emissions |GRI EN16, EN17|
Emissions (CO2 equivalent tons)	2009 (1)	2010(2)
Scope 1 (direct)	410,507	300,668
Scope 2 (indirect)	53,858	112,760
(1) Emissions estimated by BM&FBovespa/BNDES’s ICO2
(2) 2010 emissions data were recalculated using improved methodology

50 / BRF

Consumption of resources

Materials

     In 2011, the Company used 10.5 million tons of grains and grain derivatives, all of it received in bulk. Since all products purchased undergo transformation (meal and maize into animal protein; oils into animal protein and margarine; and soybeans into soy meal and oil) there are no calculations for direct material content in the finished products. |GRI EN1| Due to the nature of the products and for food safety reasons, the production processes do not use recycled raw materials. The alternative is only available for secondary packaging that do not come into contact with foods. Considering cardboard boxes only, amounting to 164,514.18 tons in 2011, 67,813.51 tons, or about 40%, came from recycled materials. |GRI EN2|

Energy

     Efficient use of energy is a commitment made in the Company’s Environment Policy (reformulated in 2011) because it is considered strategic to combating climate change, reducing costs and minimizing environmental impacts. Associated with other initiatives to support the pursuit of continuous improvement in energy use, the Energy Excellence Program was implemented in 2011, based on the best practices of Sadia and Perdigão, both of which had been working on the issue since the nineties.

     A 1.9% drop in direct energy consumption was recorded in 2011 from the previous year, an indication of efficiency given that production rose by 4.1% during the same period. Consumption of 19,736,482.61 GJ represented savings of 374,913.77 GJ from 2010. This sweeps up data from all manufacturing units (meat processing

Direct energy consumption (GJ) |GRI EN3|

	2009	2010	2011	Change(%)
Renewable sources
Sugar-cane ethanol	1,358.93	735.24	2.39	-99.7%
Sugar-cane bagasse	-	-	1,566.73
Rice husk briquettes	-	9,635.33	-
Wood briquettes	-	-	94,807.97
Wood chips	5,374,267.59	11,441,207.14	7,351,144.37	-35.7%
Firewood	9,952,549.27	4,978,860.14	10,880,429.93	118.5%
Vegetable or animal oil	260,727.81	404,915.22	32,092.96	-92.1%
Offcuts	460,016.81	-	518,749.26
Sawdust	2,202,912.66	2,247,976.38	25,339.35	-98.9%
Total	18,251,833.07	19,083,329.47	18,904,132.96	-0.9%
Non-renewable sources
BPF	476,228.56	478,347.06	395,329.99	-17.4%
Diesel	110,671.97	77,472.64	79,355.45	2.4%
Natural gas	147,244.79	101,287.13	120,303.41	18.8%
Gasoline	1,943.96	2,571.67	232.66	-91.0%
LPG	271,794.62	266,035.74	198,940.44	-25.2%
Kerosene	212.97	334.28	66.63	-80.1%
Shale	117,002.54	102,018.39	38,121.07	-62.6%
Sub-total	1,125,099.42	1,028,066.91	832,349.65	-19.0%
Total	19,376,932.48	20,111,396.38	19,736,482.61	-1.9%
Percentage of renewables	94.2%	94.9%	95.8%

Annual report 2011 / 51

Indirect energy consumption (GJ) |GRI EN4|

	2009	2010	2011	Change(%)
Renewable sources
Hydroelectricity	6,182,550.41	6,287,132.78	6,839,404.02	8.8%
Biomass	331,941.30	107,271.12	105,507.45	-1.6%
Wind Power	-	21,623.09	25,140.89	16.3%
Photovoltaic	2.08	1.97	7.78	394.7%
Total	6,514,493.79	6,416,028.96	6,970,060.14	8.6%
Non-renewable sources
Gas	262,467.94	374,717.01	163,415.78	-56.4%
Oil	119,654.50	137,861.90	-
Nuclear	108,075.03	213,204.85	201,127.11	-5.7%
Coal	62,620.69	-	119,419.22
Sub-total	552,818.16	725,783.76	483,962.11	-33.3%
Total	7,067,311.95	7,141,812.72	7,454,022.25	4.4%
Percentage of BRF renewables	92.18%	89.84%	93.51%
National interconnected system*	85.70%	89.60%	92.40%
(1) Source: Brazilian Power System Monitoring Bulletin with consolidated data to November 30, 2011 plants, industrialized meat and dairy products units, animal ration factories and milk collection stations), consumption of which is monitored to identify opportunities for improved energy use.

     Out of total annual energy consumption, 95.78% came from renewable sources, reaching the 95% goal set for 2011. The improvement reflects largely investments migrating from equipment consuming power from non-renewable sources to a cleaner energy matrix, which also reduces greenhouse gas emissions. |GRI EN18| In addition, the Company maintains its Renewable Forests Program, intended to expand self-sufficiency in forest resources used to generate direct energy. In 2011, forest plantation productivity rose by 25%. Harvesting is scheduled to begin in 2016.

     Total indirect energy consumption rose 4.4% from 2010, due mainly to the larger number of monitored units (100% of manufacturing operations).

     The Company’s goal for 2011 was to use 2% more renewable energy than the national average. Despite projects for implementing changes in the power matrix at some units, the end result was below target at 1.11% due mainly to changes in the national grid, National Interconnected System. The goal of surpassing the national average will be maintained for 2012, however based on a new calculation method in the light of modifications in the industrial complex following the signature of the Performance Commitment Agreement with CADE.

     Savings – Savings achieved in 2011 were 242,116 GJ, 70.9% more than in 2010 and in line with the goal of a 250 thousand GJ saving over the previous year. Therefore, taking 2009 as baseline, savings reached 583,612 GJ, an amount of energy equivalent to one month’s consumption of a city of 1.25 million. These savings were made possible due to the operational gains arising from raised awareness of those involved on the efficient use of energy in the workplace and to technological improvements to equipment and systems, particularly refrigeration. The goal for 2012 is to save 50 thousand GJ relative to 2011. The indicator’s base is yet to be formed, taking into account the new manufacturing configuration following the transfer of assets required by CADE contingent on its approval of the Perdigão-Sadia merger. |GRI EN5|
Energy savings |GRI EN5|

			Change
	2010	2011	(%)
Energy saved	341,496	583,612	70.9%
Savings goal	-	591,496
% attained		99%

52 / BRF

Water consumption (m3/year) |GRI EN8, EN10|

	2009	2010	2011	Change (%)
Total	61,226,432	61,202,360	62,299,437	1.8%
Surface	41,693,856	41,139,557	42,251,876	2.7%
Underground	17,350,531	17,486,230	18,143,816	3.8%
Public utility	2,136,939	1,554,365	1,903,745	22.5%
Rainwater	45,105	32,154	-	-100.0%
Total reuse	15,506,752	15,701,346	15,486,705	-1.4%
% of reuse	20.2%	20.4%	19.9%

Water

     A strategic input in food production, water consumption is tracked to identify potential for gains in efficiency. Over the course of the year, the monitoring system was expanded to encompass the entire dairy products operation. As a result, a 1.8% increase in total water consumption was identified at 62.3 million cubic meters, a volume affected by a 4.1% increase in production. The main source is surface water, followed by artesian wells, both in compliance with legal requirements, be they water use rights or licenses to operate these activities. Public utility sourced water corresponds to just 3.1% of all withdrawals.

     All manufacturing units maintain Effluents Treatment Stations (ETEs) so that water can be returned to the environment without change in class of withdrawn water. Monitoring of ETE performance and the assessment of compliance with legal standards were standardized by the Management Project. With this, BRF is committed to disclosing the quality of final effluents in 2012.

Waste

     More than 80% of the waste volume comes from ETEs and hatcheries (eggshells). The remainder includes wood scrap (mainly from pallets), boiler ash, scrap metal, grain husks and sweepings and plastic materials.

     Logistics assets are potential sources of environmental impact in highway accidents as result of soil or water contamination, for example due to spillage of fuel or cargo such as vegetable oil and grains. BRF is improving its internal procedures flow to ameliorate these eventual impacts with freight transportation companies instructed to report details on all accidents and concomitant environmentally appropriate disposal of spilled material as well as preparation of reports on occurrences.

     In 2011, eight spills were recorded involving the following materials: animal fat, in natura milk, soybean oil, eggs and diesel fuel from a freight vehicle. In each case, we were able to quickly mobilize teams and take the appropriate steps to remedy, as needed, any environmental damage, as well as to take the appropriate steps with the relevant environmental protection agencies. |GRI EN23|

Effluent disposal (m3) |GRI EN21|

Destination	2009	2010	2011
Surface source	52,758,568	52,233,375	54,843,866
Soil	1,050,429	862,317	846,238
Total	53,808,997	53,095,692	55,690,104

Waste by type and disposal method |GRI EN22|

		2010	2011
Disposal
Incorporation into the
soil		1.55%	1.67%
Landfill		3.86%	2.28%
Recycling		8.80%	12.84%
Incineration		0.01%	0.03%
Composting		85.78%	83.18%
Type
Class I (hazardous)		0.20%	0.10%
Class II (non-hazardous)		99.80%	99.90%
Note: The Company is incrementing its waste reporting management to standardize the procedure for all units and also disclose the weight of the waste.

Biodiversity

     The Company has begun a process of recognizing the totality of its areas (focus on identification of the protected areas – or those adjacent to them – and the high degree of biodiversity outside the protected areas) in an effort to identify any environmental impact not previously spotted. Due to the large number of factory units and the extent of the areas, this survey will not be completed before 2015. The diagnosis will include proposals for mitigating actions in addition to the initiatives already adopted in the light of the environmental licenses.

     The potential impacts of the Company’s operations on the biodiversity include: contamination of water and the water table; contamination of the soil; air pollution. The Company adopts strict procedures for monitoring and minimizing these impacts. |GRI EN12|

Annual report 2011 / 53

ABOUT THE REPORT

     This BRF Annual and Sustainability Report is a compendium of the company’s economic, financial, social and environmental information for the period from January 1 to December 31, 2011, and adheres to Global Reporting Initiative guidelines. For the first time, the document addresses food-industry indicators with a significant evolution in the volume and quality of the information reported. BSD Consulting has checked the level of compliance with GRI (version 3) guidelines and verified full adherence to

Level A. |GRI 3.1, 3.3|

     These changes represent a learning process for the Organization, expanding the scope of BRF’s sustainability efforts. As the report was being prepared, we attempted to identify the main gains made in connection with the commitments affirmed in the previous document for fiscal year 2010 and published in April 2011, and show the main advances and challenges presented by the working fronts established as a function of the six pillars of sustainability.

     A new materiality matrix was not prepared as the Company understood that consultations with stakeholders and the industrial studies in previous years still influence the development of sustainability strategies. In addition to the traditional channels, consultation with stakeholders and response to their demands in 2011 took place via formal inquiries with the internal and external publics. (For additional information, see the Engagement with Stakeholders section, page 40). |GRI 3.2, 3.5| Financial statements are provided in accordance with Brazilian accounting standards and the International Financial Reporting Standards – IFRS as required by CVM Instruction 457/07 and CVM Instruction 485/10. They have been audited by KPMG Auditores Independentes. Financial indicators cover all of the operational units and subsidiaries in Brazil, Argentina, the United Kingdom and the Netherlands.

     Socio-environmental information is based on corporate standards and internally verified. It is limited to operations in Brazil and consolidates indicators for BRF and Sadia. The CO2 emissions’indicators addresses scopes 1 and 2 only (direct and indirect emissions) for 2010; the full 2011 report, including scope 3, will be disclosed in the course of 2012 according to the commitment made with the GHG Protocol. Where required, reformulated versions of information provided in previous reports are presented and justified throughout the text. No significant changes from previous years have taken place in connection with the scope, limitations, or measurements

applied in the Report. |GRI 3.6, 3.7, 3.8, 3.9, 3.10, 3.11, 3.13|

     This document is intended for all stakeholders and in particular those involved in the engagement process (the Company’s employees and senior management, suppliers, clients, consumers, communities contiguous to the plants, representatives from the government and from civil, social and environmental organizations). As part of the effort to reduce printed materials and maintain objectivity, the full version of this report is available online (at www.brasilfooods.com).

     Any doubts about this document may be clarified by calling (55 11) 2322-5052 / 5061 / 5048 or by e-mail at v .

|GRI 3.4|

Main themes analyzed |GRI 4.17|
1.	Nutritional safety, products and packagings quality
2.	Appropriate working conditions and human rights
3.	Compliance with environmental laws
4.	Long-term relationships, mutual, transparent and ethical respect
5.	Long-term relationships, mutual, transparent and ethical respect
6.	Ethics and anti-corruption mechanisms
7.	Effluents, emissions and waste management
8.	Cleaner production, pollution prevention, reduced negative impacts, operational efficiency
9.	Occupational health and safety
10.	Corporate performance and value generation
11.	Sustainability policy
12.	Environmental protection of surrounding areas
13.	Traceability along the supplier chain
14.	Supplier selection and assessment policies and criteria
15.	Relationship with integrated suppliers
16.	Human capital enhancement
17.	Health, nutrition and healthy foods
18.	Rational and efficient use of water, materials and energy
19.	Responsible communication, labeling and product information

54 / BRF

Practices aligned with the Global Compact
UN Global Compact	Millennium
Principles	Development Goals Actions
Human rights

  Code of Ethics and Conduct
  Suppliers Code of Conduct
  Mission, Vision and Values
  Supply chain monitoring program
  Investment of R$ 7 million in social projects
  Social investments with a focus on local development
  Support of sporting projects: Lançar-se para o Futuro; Brazilian Judo Confederation; Brazilian Water Sports Confederation; Toledo Rhythmic Gymnastics Association; Sadia Athletes Family.
  Projects developed at local communities: Concórdia Digital; Educar é Cuidar; Empreendedorismo e Empregabilidade; Estação Digital; Tempo de Empreender; Laços de Proteção.
  Social action: 92 thousand attendences in 2011.
  Training 251 outsourced drivers and assistants in combating the sexual exploitation of children and teenagers, under the Right Direction Program guidelines.
  Increased presence of women in leadership positions to 19% from 15%.
  Health, Safety and the Environment (“Saúde, Segurança e Meio Ambiente”– SSMA) Program: average 39% drop in the frequency of accidents with time off work.
  Use of responsible procurement guidelines under the Ranching Pact/Sustainable Connections

Labor rights

  Code of Ethics and Conduct
  Mission, Vision and Values
  Professional training and development Programs
  Confidential channels for whistle blowing
  Health, Safety and Environment Program (SSMA)
  OHSAS 18000 certification
  Labor union relations
  Preparation for retirement program

Environment

  Code of Ethics and Conduct
  Suppliers Code of Conduct
  Mission, Vision and Values
  ISO 14001 certification
  Clauses incorporating human rights issues in goods and services supplier contracts
  Health, Safety and Environment Program (SSMA)
  Lifecycle assessment for the poultry system
  BRF consolidated greenhouse gases inventory, scopes 1 and 2.
  Revision and publication of the new BRF Environmental Policy
  Development of environmental projects to reduce the use of resources in operational processes: atmosferic emissions; energy; water
  Participation in the Carbon Disclosure Project

Anti-Corruption

  Code of Ethics and Conduct
  Suppliers Code of Conduct
  Mission, Vision and Values
  Corporate Governance
  Governance, Sustainability and Strategy Committee
  External audit for validation of economic and financial data
  Internal audit
  Adherence to the Corporate Pact for Integrity and Against Corruption

Annual report 2011 / 55

GRI Contents Index

		Global
		Compact	Page /
		Principle	Comment
	STRATEGY AND ANALYSIS
1.1	Statement on the significance of sustainability		2, 3
1.2	Description of key impacts, risks, and opportunities		6
	ORGANIZATIONAL PROFILE
2.1	Name of the organization		1
2.2	Primary brands, products, and/or services		1, 6, 28, 29
2.3	Operational structure		1, 7
2.4	Location of organization’s headquarters		59
2.5	Countries and regions where the organization operates		1, 28, 29
2.6	Nature of ownership and legal form		1
2.7	Markets served		1, 28, 29
2.8	Scale of the reporting organization		Cover, 1
2.9	Significant changes during the reporting period		1
2.10	Awards received		15
	REPORT PARAMETERS
3.1	Reporting period for information provided		54
3.2	Date of most recent previous report		54
3.3	Reporting cycle		54
3.4	Contact point for questions regarding the report or its contents		54, 59
	Scope and limit of the Report
3.5	Process for defining report content		41, 54
3.6	Boundary of the report		54
3.7	State any specific limitations on the scope or boundary of the report		54
3.8	Basis for preparation of the report as concerns joint ventures, subsidiaries, etc.		54
3.9	Data measurement techniques and the bases of calculations		54
3.10	Explanation of the effect of any re-statements of information provided in earlier reports		54
3.11	Significant changes from previous reporting periods		1
3.12	Table identifying the location of the Standard Disclosures in the report		56 - 58
	Assurance
3.13	Policy and current practice with regard to seeking external assurance for the report		54
	GOVERNANCE, COMMITMENTS AND ENGAGEMENT
	Governance
4.1	Governance structure	1-10	9, 11
4.2	Chair of the top governance level	1-10	10
4.3	Independent or non-executive members	1-10	10
4.4	Mechanisms for recommendations from shareholders and employees	1-10	9
4.5	Relationship between compensation and performance	1-10	12
4.6	Processes in place to ensure avoidance of conflicts of interest	1-10	9
4.7	Process to determine Board Members’qualifications	1-10	10
4.8	Statement of mission and values, codes of conduct and internal principles	1-10	Cover
4.9	Procedures of the top governance level to supervise performance	1-10	9
4.10	Self-assessment processes for the top governance level	1-10	10
	Commitments to external initiatives
4.11	Precautionary principle	7	16
4.12	External statements, principles or other initiatives signed or endorsed		14
4.13	Membership of associations and/or organizations		14
	Engagement of stakeholders
4.14	List of stakeholder groups engaged by the organization		41
4.15	Basis for identification and selection of stakeholders with whom to engage		41
4.16	Approaches to stakeholder engagement		41
4.17	Key topics and concerns that have been raised through stakeholder engagement		54

Confirmation of the Application Level of the GRI G3 Guidelines

Sustainability Report 2011 of BRF – Brasil Foods

     BSD Consulting has undertaken the verification of the level of application of the Guidelines to the Sustainability Reports of the Global Reporting Initiative GRI (G3version) in this edition of BRF’s Annual Sustainability Report 2011. The organization has declared conformity with the level of Application A in its report.

     On the basis of the verification of the content undertaken, we are able to confirm that the level of application A of the GRI-G3 has been reached by the reporting organization, including the indicators of the sectorial supplement for food processing. However, there are still opportunities for improvement in the reporting of the items under the strategy and analysis profile (1.2) to examine the risks and opportunities of sustainability linked to the business. Given that this involves essential and material performance indicators, there is room for improving the reporting of themes such as the use of materials, management of waste and effluent, impacts of products, transportation and biodiversity, monitoring of the value chain, and financial implications due to climate change.

     It was not BSD’s brief to verify the content and veracity of the information and replies given to indicators in this report.

São Paulo, April 13, 2012

BSD Consulting

Marcelo Aversa, partner BSD Consulting

Joyce Fernandes, Projects Manager BSD Consulting

56 / BRF

		Global
		Compact	Page /
	Performance Indicators	Principle	Comment
	ASPECTS OF SOURCING		33
FP1	Purchases from suppliers compliant with the sourcing policy		33
FP2	Purchases in compliance with international standards and certifications		Online
	ECONOMIC PERFORMANCE
	Economic performance
EC1	Direct economic value generated and distributed		26
EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change	7	49
EC3	Coverage of the organization’s defined benefit plan obligations		Online
EC4	Significant financial assistance received from government		Online
	Market presence		35
EC5	Ratio of lowest wage to highest wage	1	N/A
EC6	Policy, practices and proportion of spending on locally-based suppliers		35
EC7	Procedures for local hiring	6	Online
	Indirect economic impacts
EC8	Infrastructure investments and services provided for public benefit		Online
EC9	Significant indirect economic impacts		N/A
	ENVIRONMENTAL PERFORMANCE
	Materials		51
EN1	Materials used by weight or volume	8	51
EN2	Percentage of materials used that are recycled input materials	8, 9	51
	Energy		51, 52
EN3	Direct energy consumption	8	51
EN4	Indirect energy consumption	8	52
EN5	Energy saved	8, 9	52
EN6	Initiatives to provide energy-efficient products and services	8, 9	N/A
EN7	Initiatives to reduce indirect energy consumption	8, 9	N/A
	Water		53
EN8	Total water withdrawal by source	8	53
EN9	Water sources significantly affected	8	Online
EN10	Percentage and total volume of water recycled and reused	8, 9	53
	Biodiversity		53, online
EN11	Location and size of land owned by the organization in protected or high biodiversity areas	8	Online
EN12	Description of significant impacts on biodiversity	8	53
EN13	Habitats protected or restored	8	N/A
EN14	Strategies for managing impacts on biodiversity	8	N/A
EN15	Number of threatened species	8	N/A
	Emissions, effluent and waste		50, 53, online
EN16	Total direct and indirect greenhouse gas emissions	8	50
EN17	Other relevant indirect greenhouse gas emissions	8	50
EN18	Initiatives to reduce greenhouse gas emissions	7, 8, 9	50
EN19	Emissions of ozone-depleting substances	8	50, online index
EN20	NOx, SOx, and other significant air emissions	8	Online
EN21	Total water discharge	8	53
EN22	Total weight of waste	8	53
EN23	Total number and volume of significant spills	8	Online
EN24	Hazardous waste by weight	8	N/A
EN25	Biodiversity value of water bodies and related habitats affected by water disposal and drainage	8	N/A
	Products and services		34, 35, 38, online
EN26	Initiatives to mitigate environmental impacts of products and services	7, 8, 9	34, 38
EN27	Products and packaging materials that are reclaimed	8, 9	35, online
	Compliance		13
EN28	Noncompliance with environmental laws and regulations	8	13
	Transport		Online
EN29	Environmental impacts of transport	8	Online
	Overall		8
EN30	Total environmental protection expenditures and investments	7, 8, 9	8
	LABOR PRACTICES AND DECENT WORK
	Employment		46, online
LA1	Total number of employees		46
LA2	Turnover	6	46
LA3	Benefits		N/A
	Labor / Management relations		Online
LA4	Employees covered by collective bargaining agreements	1, 3	Online index
LA5	Operational changes notification period	3	Online
FP3	Working time lost due to labor conflicts and/or strikes		Online
	Occupational health and safety		47, online
LA6	Workers representation in formal safety committees	1	Online
LA7	Rates of injury, occupational diseases, lost days, absenteeism and other	1	47

Annual report 2011 / 57

		Global
		Compact	Page /
	Performance Indicators	Principle	Comment
LA8	Education, training, counseling, prevention and risk-control programs	1	48
LA9	Safety topics covered in agreements with trade unions	1	Online
	Training and education		47, online
LA10	Hours of training	6	47
LA11	Programs for skills management and lifelong learning and career endings		47, online
LA12	Employees receiving performance reviews		47
	Diversity and equal opportunity		46, online
LA13	Parties responsible for governance and employees according to gender, age group, minorities	1, 6	46
LA14	Ratio of salary of men to women	1, 6	Online index
	HUMAN RIGHTS
	Investment and procurement practices		33, 34, 47, online
HR1	Investment agreements with human rights clauses	1-6	Online
HR2	Suppliers that have undergone human rights screening	1-6	33, 34
HR3	Employee training on human rights	1-6	47
	Non-discrimination		N/A
HR4	Incidents of discrimination and actions taken	1, 2, 6	Online index
	Freedom of association and collective bargaining		Online
HR5	Risk to freedom of association	1, 2, 3	Online
	Abolition of child labor		34
HR6	Risk of child labor	1, 2, 5	34
	Prevention of forced or compulsory labor		34
HR7	Risk of forced labor	1, 2, 4	34
	Security practices		Online
HR8	Security personnel trained in human rights	1, 2	Online
	Indigenous rights		N/A
HR9	Incidents of violation of the rights of indigenous peoples	1, 2	Online index
	SOCIETY
	Community		Online, 42, 43
SO1	Impacts of operations on communities		42, 43
	Access to healthy food		N/A
FP4	Programs and practices that promote: access to healthy lifestyles; the prevention of chronic disease; etc.		37
	Corruption		13
SO2	Analysis of risks related to corruption	10	13
SO3	Employees trained in anti-corruption policies and procedures	10	13
SO4	Actions taken in response to incidents of corruption	10	Online index
	Public policy		Online
SO5	Public policies and lobbying	1-10	Online
SO6	Contributions to political parties	10	Online index
	Anti-competitive behavior		N/A
SO7	Number of legal actions for anti-competitive behavior		Online index
SO8	Non-compliance with laws and regulations		13
	PRODUCT RESPONSIBILITY
	Customer health and safety		37, 38, online
PR1	Assessment of health and safety impacts	1	37
PR2	Compliance with health and safety regulations	1	Online index
FP5	Production in sites certified by third parties		Online
FP6	Products lowered in saturated fat, trans fats, sodium and added sugars.		37
FP7	Products containing increased nutritive ingredients and food additives		37, online
	Product and service labeling		38, 39
PR3	Labeling requirements	8	38
FP8	Communication to consumers about ingredients and nutritional information		38
PR4	Non-compliance with information and labeling requirements	8	Online index
PR5	Customer satisfaction		38, 39
	Marketing communications		Online
PR6	Marketing communications		Online
PR7	Cases of non-compliant marketing communications		Online index
	Compliance		N/A
PR8	Breaches of privacy and losses of customer data	1	N/A
PR9	Non-compliant provision and use of products and services		Online index
	ANIMAL WELL-BEING
	Breeding and genetics		Online
FP9	Animals raised and/or processed		21, online
	Animal husbandry		35, online
FP10	Physical alterations and use of anesthetic.		35
FP11	Animals raised by housing type.		35
FP12	Use of antibiotics, anti-inflammatory, hormone and/or growth promotion treatments		35
	Transportation, handling and slaughter		Online
FP13	Non-compliant animal transportation, handling and slaughter		Online

58 / BRF

CORPORATE INFORMATION

Head Office|GRI 2.4|	In the USA
Rua Jorge Tzachel, 475	The Bank of New York Mellon
88301-600 Itajaí – SC – Brazil	Investor Services
P.O. Box 11258
Church Street Station
Corporate headquarters	New York NY 10286-1258 USA
Rua Hungria, 1400 – 5th floor	Phone: 1-888-269-2377
01455-000 São Paulo – SP – Brazil	E-mail: shareowners@bankofny.com
Phone: (55 11) 2322-5000	www.bankofny.com
Fax: (55 11) 2322-5747
www.brasilfoods.com
Stock Exchange Ticker Symbols
BM&FBovespa
Investor Relations|GRI 3.4|	BRFS3 – Common Shares – New Market
Leopoldo Viriato Saboya – CFO and IRO	New York Stock Exchange – NYSE
Elcio Ito – Financial and Investor Relations Director	BRFS – Level III ADRs
Edina Biava – RI Manager
Rua Hungria, 1400 – 5th floor
01455-000 São Paulo – SP – Brazil	Official Newspapers
Phone: (55 11) 2322-5052 / 5061 / 5048	Diário Oficial do Estado de Santa Catarina
Fax: (55 11) 2322-5747	Diário Catarinense
E-mail: acoes@brasilfoods.com	Valor Econômico
www.brasilfoods.com/ir
Independent Auditors
KPMG Auditores Independentes
Depositary Banks
In Brazil
Banco Itaú S/A
Av. Engenheiro Armando de Arruda Pereira,
707 – 9th floor	The full report and the GRI index of contents are
04344-902 São Paulo – SP – Brazil	available with the full version of the present report,
Phone: (55 11) 5029-1908	which can be viewed on the Internet
Fax: (55 11) 5029-1917	(www.brasilfoods.com/ir)

Annual report 2011 / 59

Credits	The 2011 results consolidate the BRF Companies – Brasil
Overall Coordination	Foods S.A. and Sadia S.A. (a wholly owned subsidiary). As
Finance, Administration and Investor Relations	from July 2009, Sadia’s results have been fully integrated
Department	in accordance with the Association Agreement and the
Shareholder Meetings for incorporation of shares held in July
Collaboration	and August 2009.
Domestic Market, Export Market, Food Services,	The statements in this report with respect to perspectives for
Dairy products, Operations, Corporate Affairs, Supply	the business of the Company, to forecasts and result and to the
Chain, Strategy and New Business and Human	potential for its growth constitute mere predictions and were
Resources Departments.	based on management’s outlook in relation to the Company’s
future. The outlook is highly contingent on changes in the
Content and text	market, and the overall economic performance of the country,
Editora Contadino	of the sector and the international markets, and for this reason,
BRF Investor Relations and Sustainability Team	being subject to change.
Paul Steele (translation)	On July 13, 2011, the plenary session of the Administrative
Council for Economic Defense – CADE approved the Association
GRI Consulting	between BRF and Sadia S.A., contingent on compliance with the
BSD Consulting	provisions in the Performance Commitment Agreement – TCD
signed between the parties. These documents are to be found in
Design and Layout	the website: www.brasilfoods.com/ir
A10

Images
BRF collection

60 / BRF

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 2, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director